**April 13, 2022**

Lifeguard Health, Inc.



Up to $2,500,000 of Series B-CF Non-Voting Common Stock

Lifeguard Health Inc. ("Lifeguard," "the company," "we," or "us"), is offering a minimum amount of $100,000 (the "**Target Offering Amount**") and up to a maximum amount of $2,500,000 (the "**Maximum Offering Amount**") of Series B-CF Non-Voting Common Stock of the company (the "**Shares**", or "**Series B-CF Stock**" or "**Securities**") on a best efforts basis as described in this Form C (this "**Offering**"). We must raise an amount equal to or greater than the Target Offering Amount by April 12, 2023 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "*The Offering and the Securities*". In order to purchase the Securities, you must complete the purchase process through our intermediary, DealMaker Securities, LLC (the "**Intermediary**"). All committed funds will be held in escrow with Enterprise Bank and Trust (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

**A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.**

**In making an investment decision, Investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.**

**The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.**

**These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.**

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*" BEGINNING ON PAGE 3.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

## SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

## NOTICE REGARDING THE ESCROW AGENT

ENTERPRISE BANK AND TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**") (15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

**Bad Actor Disclosure**

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

**Ongoing Reporting**

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://www.lifegardhealth.care.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

**Updates**

Updates on the status of this Offering may be found at: https://www.invest.lifeguardhealth.care

The date of this Form C is April 13, 2022.

# TABLE OF CONTENTS

## ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than the Intermediary has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

## CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements. Please review our disclosures set forth in **Exhibit C** related to the projections contained herein or in our other marketing materials.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

# SUMMARY

*The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."*

## The Company

Lifeguard Health, Inc. is an early-stage consumer services healthcare company, formed as a Delaware corporation on October 6, 2021.

Lifeguard Health, Inc. is a Delaware corporation incorporated October 6, 2021.

The Company is located at 2774 South Ocean Blvd. Unit 411 Palm Beach, Florida 33480, United States.

The Company's website is www.lifeguard.care

The Company plans to conduct business in all fifty (50) states.

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://www.invest.lifeguardhealth.care/ and is attached as **Exhibit B** to this Form C.

## The Offering

| | |
|---|---|
| **Minimum Amount of the Securities Offered** | 100,000 |
| **Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)** | 100,000* |
| **Maximum Amount of the Securities Offered** | 2,500,000 |
| **Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)** | 2,500,000* |
| **Price Per Security** | $1.00 |
| **Minimum Individual Purchase Amount** | $500+ |
| **Offering Deadline** | April 12, 2023 |
| **Use of Proceeds** | See the " use of proceeds" on page 15. |
| **Voting Rights** | The Series B-CF Stock is non-voting. See "The Securities Being Offered and Rights of Securities of the Company" on page 24. |
| **Automatic Conversion** | When shares of capital stock of the Company become subject to trading, all of the Series B-CF Non-Voting Common Stock will automatically convert into such stock on a one to one basis. All of the Series B-CF Non-Voting Common Stock will also automatically convert into a CF SPV. See "The Securities Being Offered and Rights of Securities of the Company" on page 24. |

| | |
|---|---|
| **Mandatory Redemption** | All (but not less than all) of the shares of Series B-CF Non-Voting Common Stock may (but are not required to be) redeemed by the Company. See "The Securities Being Offered and Rights of Securities of the Company" on page 24. |
| **Transfer Restrictions** | In addition to the transfer restrictions imposed under the Securities Act for securities issued under Regulation CF, the Shares are subject to transfer restrictions, drag-along provisions and rights of first refusal benefiting the Company (and its assignees) as set forth in the Bylaws of the Company. Certain of these rights are also modified by your subscription agreement. "The Securities Being Offered and Rights of Securities of the Company" on page 24. |

\*The total number of Securities outstanding is subject to increase in an amount equal to the Intermediary's fee of one percent (1%) of the Securities issued in this Offering.

+ The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion.

**Commission and Fees**

The Offering is being made through the Intermediary's platform. At the conclusion of the Offering, the issuer will pay a fee of three percent (3%) of the amount raised in the Offering to the Intermediary. The Intermediary will also be entitled to receive a securities commission equivalent to one percent (1%) of the Securities being issued in this Offering.

| | Price to Investors | Service Fees and Commissions (1)(2) | Net Proceeds |
|---|---|---|---|
| **Minimum Individual Purchase Amount (3)** | $500 | $15 | $485 |
| **Target Offering Amount** | $100,000 | $3,000 | $97,000 |
| **Maximum Offering Amount** | $2,500,000 | $75,000 | $2,425,000 |

(1) This excludes fees to Company's advisors, such as attorneys and accountants.
(2) In addition to the three percent (3%) fee shown here, the Intermediary will also receive a one-time platform due diligence fee payment of $15,000, a monthly maintenance fee of $2,000 for consulting and management fees for acting as the Company's Intermediary, coordinating with third-party vendors, and coordinating closings with the Escrow provider. The Company intends to engage in rolling closes after the minimum and other conditions are met. There will be an additional fee of $150 per closing, in addition to any other third-party fees that may result as of the additional closing request. Separately, each investor will be required to pay a $25.00 fee to submit a subscription in this Offering, which such fee is not payable to, or otherwise retained by, the Company.
(3) The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.
(4) Subject to any other investment amount limitations applicable to the Investor under Regulation CF.

# RISK FACTORS

*Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.*

## Overview of Risks

***We provide a general summary of significant risks below. Investors should also consider the more detailed discussion of risks associated with our business, industry, the offering and the securities as discussed in more detail below.***

Risks Related to the Offering/Securities

- The offering price was not established in a competitive market. We have not generated any revenues so far. Our valuation has not been validated by any independent third party and may decrease precipitously in the future.
- The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and our bylaws impose additional transfer restrictions on the Securities.
- We have broad rights to redeem your securities or convert your securities into voting common stock or equity interests of a Crowdfunding SPV.
- We have a $250,000 line of credit with our founder which has a maturity date of December 31, 2022. As of March 1, 2022, there was approximately $90,125 in principal amount outstanding (excluding accrued interest). The company expects to take out additional advances under this arrangement to cover offering expenses. The company plans to use a portion of the proceeds from the offering to repay this loan.
- Your ownership may be significantly diluted as a consequence of subsequent financings, including conversion of amounts outstanding under our line of credit with our founder.
- Holders of the securities are not entitled to any votes on any matter that is submitted to a vote of our stockholders, except as required by Delaware law.

Operational Risk

- We are a venture-stage company, and are subjects to all risk inherent in venture-stage companies.
- If we experience significant fluctuations in our rate of anticipated growth and fail to balance our expenses with our revenue forecasts, our results could be harmed.
- If our customers do not renew their subscriptions for our services at the time of renewal, our revenue will decline and our business will suffer.
- We cannot accurately predict new subscription or expansion rates and the impact these rates may have on our future revenue and operating results.
- Supporting our existing and growing customer base could strain our personnel resources and infrastructure, and if we are unable to scale our operations and increase productivity, we may not be able to successfully implement our business plan.
- We may require additional capital to support our operations or the growth of our business, and we cannot be certain that this capital will be available on reasonable terms when required, or at all.
- We may invest or spend the proceeds of this offering in ways with which investors may not agree or in ways which may not yield a return.
- We depend on highly skilled personnel to grow and operate our business. We may lose key members of our management team or development and operations personnel, and may be unable to attract and retain employees we need to support our operations and growth.
- Periodic changes to our sales organization can be disruptive and may reduce our rate of growth.
- Employee misconduct could impair our ability to attract and retain investors and subject us to significant legal liability, reputational harm, and the loss of revenue.

- We depend on our ability to collect amounts owed to us when they become due.
- We have a history of cumulative losses, and we do not expect to be profitable for the foreseeable future.
- We have a limited operating history, which makes it difficult to predict our future operating results.
- We could be liable for fraudulent or unlawful activities of users.

Product Risk

- If we fail to manage our technical operations infrastructure effectively, our customers may experience service outages and delays in the further deployment of our services, which may adversely affect our business.
- If we overestimate or underestimate our data center capacity requirements, our operating results could be adversely affected.
- If our services fail to perform properly or if we are unable to scale our services to meet the needs of our customers, our reputation could be adversely affected, our market share could decline, and we could be subject to liability claims.
- If we fail to deliver high-quality technical support services, our relationships with our customers and our financial results could be adversely affected.
- If we are not able to provide successful enhancements, new features, and modifications to our services, our business could be adversely affected.
- If we fail to meet our contractual commitments to offer subscription services, we could be obligated to provide credits or refunds for prepaid amounts related to unused subscription services or face subscription terminations, which could adversely affect our revenue.
- If we are unable to maintain and promote our brand, or to protect our intellectual property rights, our business and operating results may be harmed.
- We may be sued by third parties for alleged infringement of their proprietary rights.

Security Risk

- Actual or perceived security vulnerabilities in our services or any breaches of our security controls and unauthorized access to a customer's data could harm our business and operating results.
- The extent to which use of our services is affected by spyware, viruses, phishing and other spam emails, denial of service attacks, data theft, computer intrusions, outages, and similar events could have a material impact on our business and operating results.

Competitive Risk

- The market in which we participate is intensely competitive, and if we do not compete effectively, our operating results could be harmed.
- The potential for conflicts of interest, and a failure to appropriately identify and deal with such conflicts of interest could adversely affect our business.

Regulatory Risk

- Privacy concerns and laws, issues relating to data ownership, evolving regulation of cloud computing, cross-border data transfer restrictions, and other domestic or foreign regulations may limit the use and adoption of our services and adversely affect our business.
- Changes in laws and regulations related to the internet or changes in the internet infrastructure itself may diminish the demand for our services, and could have a negative impact on our business.
- We may become subject to additional regulations, which could increase the costs and burdens of compliance or impose additional restrictions, which could have a material adverse effect on our business.
- The due diligence process that we undertake in connection with the company's placements is inherently limited and may not reveal all facts that may be relevant in connection with making an investment.
- Changes in laws and regulations related to operations of a tech-enabled, subscription care coordination for senior adults could have a material adverse effect on our business.

Economic/Global Risk

- Weakened global economic conditions may adversely affect our industry, business, and results of operations.
- Natural disasters. war. political conflict, global pandemics, and other events beyond our control could materially adversely affect us.
- Difficult market conditions, market disruptions, and volatility may adversely affect our business, results of operations, and financial condition.

Third Party Risk

- We depend on our ecosystem of system integrators and developers to create applications that will integrate with our platform.
- We employ third-party licensed software for use in or with our services, and the inability to maintain these licenses or errors in the software we license could result in increased costs or reduced service levels, which could adversely affect our business and may be difficult to replace.
- We rely on third parties for certain financial and operational services essential to our ability to manage our business. A failure or disruption in these services could materially and adversely affect our ability to manage our business effectively.

**Risks Related to the Company's Business and Industry**

***Our company is brand new and has no operating history.***

The company was formed as a Delaware Corporation in 2021. We have no established business operations and it is unclear at this point which, if any, of our current and intended plans may come into fruition and, if they do, which ones will be a success. The company has incurred a net loss and has had not generated any revenue since inception. There is no assurance that the company will ever be able to establish successful business operations, become profitable or generate sufficient revenues to operate our business or pay dividends.

***Our product and service is not yet developed.***

The Company is wholly dependent on its ability to develop, market, and sell its products and services for future earnings. The continued development of our software and implementation of our services involves significant risks. There can be no assurance that unanticipated problems will not occur which would result in material delays in the Company's continued product and service development or that its efforts will result in successful product commercialization. An investment in the Company is highly speculative, and no assurance can be given that the stockholders will realize any return on their investment or that they will not lose their entire investment.

***The company may face substantial competition, which may result in others developing or commercializing products more successfully than the company does.***

In general, tech-enabled care coordination is new market. New players could enter the market with a service model that puts pricing pressure on the space. We are providing a high-quality, value-added product, but the market is new and still developing.

***Product reliability, safety and effectiveness concerns can have significant negative impacts on sales and results of operations, lead to litigation and cause reputational damage.***

Concerns about the quality of care the company is providing can be raised in a subjective manner. The company will develop tools and systems for metric-based measurements of quality and value, but we could be subject to investigations, private claims and lawsuits that could result in declining sales and reputational damage. These circumstances can also result in damage to brand image, brand equity and consumer trust in the company's products.

***The company depends on key personnel and faces challenges recruiting needed personnel.***

The company's future success depends on the efforts of a number of key personnel, primarily registered nurses (RNs). In addition, due to its limited financial resources and the specialized expertise required, it may not be able to recruit the individuals needed for its business needs. In addition, the Company's ability to produce revenues ultimately depends on its ability to commercialize its products and services and to expand into new markets. If the Company fails to establish successful marketing and sales capabilities, recruit or engage qualified employees and consultants, the Company's ability to generate revenues will suffer. There can be no assurance that the company will be successful in attracting and retaining the personnel the company requires to operate and be innovative.

*We lack sales and market recognition.*

The Company's ability to finance its development and operations and to achieve profitability will depend, in large part, on the Company's ability to introduce and successfully market its products and services. Market acceptance and recognition generally require substantial time and effort. Management makes no assurances that the market will be penetrated as planned or, if it is, that the level of penetration will be successful in helping the Company realize a competitive advantage over others who may enter the market. There can be no assurance that any of the Company's new or proposed products and services will maintain the market acceptance.

*If the company cannot raise sufficient funds, it will not succeed.*

The company is offering Series B-CF Non-Voting Common Stock in the amount of up to $2,500,000 in this offering, with a Target Offering Amount of $100,000. Even if the maximum amount is raised, the company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the company itself or to the broader economy, it may not survive. If the company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

*Any valuation at this stage is difficult to assess.*

The valuation for the offering was established by the company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

*Our business could be negatively impacted by cyber security threats, attacks and other disruptions.*

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

*Security breaches of confidential customer information and patient health information  may adversely affect our business.*

Our business requires the collection, transmission and retention of personally identifiable information (including PHI that is regulated by HIPAA), in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. Our ability to implements systems that are compliant with HIPAA is also of critical importance to success. The information, security and privacy requirements imposed by governmental regulation, and particularly under HIPPAA, are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims , regulatory enforcements or other proceedings.

***The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.***

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security — such as investment in technology, the costs of compliance with HIPAA, consumer protection laws, and costs resulting from consumer fraud — could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

***The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.***

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

***We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.***

We are also subject to a wide range of federal, state, and local laws and regulations, such as HIPAA, local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

***Our financial statements have been prepared on a going concern basis; we must raise additional capital to fund our operations in order to continue as a going concern.***

The Company experienced a net loss of approximately $53,000 for the period ended December 31, 2021 and a shareholder's deficit of approximately $53,000 as of December 31, 2021. These conditions raise substantial doubt about the Company's ability to continue as a going concern within one year after issuance of the financial statements. The Company's ability to meet its obligations as it comes due is dependent on improving its cash flows and obtaining financing. While the Company is in the process of implementing certain initiatives, there can be no assurance that these measures will be successful. Our audited financial statements have been prepared assuming that the Company will continue as a going concern; however, the above conditions raise substantial doubt about the Company's ability to do so.

**Risks Related to the Offering**

*The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.*

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

*Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from registration under applicable federal and state securities laws. Investors, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

Compliance with the criteria for securing exemptions under federal securities laws and the securities laws of the various states is extremely complex, especially in respect of those exemptions affording flexibility and the elimination of trading restrictions with respect to securities received in exempt transactions and subsequently disposed of without registration under the Securities Act or state securities laws.

*Our valuation and our offering price have been established internally and are difficult to assess.*

Lifeguard Health has set the price of its Series B-CF Non-Voting Common Stock at $1.00 per share. The Offering price was not established in a competitive market. Valuations for companies at this stage are generally purely speculative. We have not generated any revenues so far. Our valuation has not been validated by any independent third party and may decrease precipitously in the future. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of a start-up company. The issuance of additional shares of common stock, convertible securities or additional option grants may dilute the value of your holdings.

You should not invest if you disagree with this valuation. See "Dilution" for more information.

*The company's management has discretion as to use of proceeds; including to repay amounts borrowed from our founder and/or pay salaries to our founder and upper level management.*

The net proceeds from this offering will be used for the purposes described under "Use of Proceeds." The Company currently intends to use a portion of the proceeds raised from this Offering to repay amounts borrowed from our founder and/or to pay salaries to key employees. The company reserves the right to use the funds obtained from this offering for other similar purposes not presently contemplated which it deems to be in the best interests of the company and its investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the company will be substantially dependent upon the discretion and judgment of management with respect to application and allocation of the net proceeds of this offering. Investors for the Series B-CF Non-Voting Common Stock hereby will be entrusting their funds to the company's management; upon whose judgment and discretion the investors must depend. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

*The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.*

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation Crowdfunding rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

*The Company has the right to extend the Offering Deadline. The Company has the right to end the Offering early.*

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early. If the Offering reaches its Target Amount after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to the Investor 5 business days' prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

*The Company has the right to conduct multiple closings during the Offering.*

If the Company meets certain terms and conditions an intermediate close of the Offering can occur, which will allow the Company to draw down on the proceeds of the offering committed and captured during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.

Risks Related to the Securities

*The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and our bylaws impose additional transfer restrictions on the Shares. Each Investor should consult with his or her attorney.*

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. In addition, all of our equity securities are subject to additional transfer restrictions, drag-along provisions and rights of first refusal benefiting the Company (and its assignees) set forth in the Company's bylaws. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

*Our founder has control over all stockholder decisions because he controls all of our voting stock.*

As a result of the Series A Voting Common Stock that he holds, Nat Findlay, our founder and Chief Executive Officer will be able to exercise voting rights with respect to an aggregate of 6,000,000 shares of Series A Voting Common Stock, which will represent 100% of the voting power of our outstanding capital stock immediately following this offering. The Series B-CF Non-Voting Common Stock issued in this offering will not dilute our co-founders' voting control because the Series B-CF Non-Voting Common Stock has no voting rights. As a result, Mr. Findlay has the ability to control the outcome of all matters submitted to our stockholders for approval, including the election, removal, and replacement of directors and any merger, consolidation, or sale of all or substantially all of our assets.

***We have significant founder debt that becomes due at the end of this year.***

We have a $250,000 line of credit with our founder which has a maturity date of December 31, 2022. As of March 1, 2022 there was approximately $90,125 in principal amount outstanding (excluding accrued interest). The company expects to take out additional advances under this arrangement to cover offering expenses. The company plans to use a portion of the proceeds from this offering to repay this loan. However, the holder of the loan can convert all principal and accrued interest into shares of common stock at fair market value of such shares at any time. We cannot predict whether the company will need to draw additional advances under this loan prior to termination of this Offering. If the loan is converted at the same valuation of this offering (with a $1.00 per share FMV), then the company could issue up to 250,000 shares of Series A Voting Common Stock (plus additional shares to cover accrued interest to the date of the conversion) assuming the maximum amount of the extended line of credit is outstanding. Repayment of this loan would remove cash from the company to fund operations. Conversion of the loan would be dilutive to holders of outstanding shares of capital stock of the Company, including investors in this Offering.

***Investors will not be entitled to any inspection or information rights other than those required by law.***

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

***Your ownership may be significantly diluted as a consequence of subsequent financings.***

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Company has entered into a $250,000 line of credit with its Founder, which is convertible at the option of the holder, into shares of common stock. Conversion of any outstanding principal or accrued interest into additional equity securities of the Company would further dilute the Shares owned by the holders of the Securities.

***Future fundraising may affect the rights of investors.***

In order to expand, the company is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the company.

***There is no guarantee of a return on an Investor's investment.***

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their own attorney and business advisor prior to making any investment decision.

***The Securities will be equity interests in the Company and will not constitute indebtedness.***

As such, the Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments with respect to the Securities and distributions are payable only if, when and as determined by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial circumstances, and other factors.

***We have broad rights to redeem your shares or convert your shares into a common stock or equity interests of a Crowdfunding SPV.***

You should carefully consider the automatic conversion events and mandatory redemption events as well as certain contractual restrictions set forth in the subscription agreement, each as described in more detail under "The Securities Being Offered and Rights of Securities of the Company" below, before deciding to invest in Shares.

***Risks Related to COVID-19***

***The company's results of operations may be negatively impacted by the coronavirus outbreak.***

The continued spread of COVID-19 has led to severe disruption and volatility in the global capital markets, which could increase the company's cost of capital and adversely affect its ability to access the capital markets in the future. It is possible that the continued spread of COVID-19 could cause a further economic slowdown or recession or cause other unpredictable events, each of which could adversely affect the company's business, results of operations, or financial condition. The extent to which COVID-19 affects the company's financial results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the COVID-19 outbreak and the actions to contain the outbreak or treat its impact, among others. Moreover, the COVID-19 outbreak has had and may continue to have indeterminable adverse effects on general commercial activity and the world economy, and the company's business and results of operations could be adversely affected to the extent that COVID-19 or any other pandemic harms the global economy generally.

***Actual or threatened epidemics, pandemics, outbreaks, or other public health crises may adversely affect the company's business.***

The company's business could be materially and adversely affected by the risks, or the public perception of the risks, related to an epidemic, pandemic, outbreak, or other public health crisis, such as the recent outbreak of COVID-19. The risk, or public perception of the risk, of a pandemic or media coverage of infectious diseases could adversely affect the value of the Series B-CF Non-Voting Common Stock and the financial condition of the company's investors or prospective investors, resulting in reduced demand for the Series B-CF Non-Voting Common Stock generally. Further, such risks could result in persons avoiding appearing at in-person health care appointments. "Shelter-in-place" or other such orders by governmental entities could also disrupt the company's operations, if those employees of the company who cannot perform their duties from home are unable to report to work.

**IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.**

## Description of the Business

Lifeguard Health, Inc. is an early-stage consumer services healthcare company originally formed as a Delaware corporation on October 6, 2021. Lifeguard is in the process of developing a new class of tech-enabled, subscription care coordination for senior adults who wish to age in place and with their families.

## Our Services

Lifeguard is a virtual care coordination subscription service designed to support at-risk seniors and their loved ones through the use of simple technology that unifies a multi-disciplinary care team, with personalized health and wellness recommendations.

## Problem to be Solved

The US healthcare system is a complex matrix of hospitals, clinics, physicians, allied care professionals, and pharmacies. More and more seniors want to age in place in surroundings where they are familiar and comfortable. This has created a growing need for access to their care network from home. According to the National Council on Aging, over 85% of older adults have at least one chronic condition, and 60% have two or more. The need for care across multiple providers, medication adherence, reconciliation, and compliance, along with the complexity of the healthcare system, creates an urgent need for home-based care coordination.

The evidence that families are struggling to keep up with caregiving is compelling:

- It is expected that by 2030, there will be 73M seniors over the age of 65, a 200% increase from 2000 [1]

- This is combined with a 43% decrease in available familial caregivers per senior by 2030 [2]

- One in four adult caregivers reported financial hardship due to caregiving commitments [2]

- 11M adult caregivers spend 41 hours per week, or more, on caregiving [2]

  1: 2077 National Population Projection Tables: Main Series (US Census Bureau)
  2: Alzheimer's Disease and Healthy Aging, Caregiving (Centers for Disease Control and Prevention)

In order to improve the quality of care for these patients, reduce their cost of care, and improve the quality of life for them and their families, in-home care coordination is needed.

## Market Trends and Highlights [3, 4]

- At -risk seniors represent $135.6B of annual healthcare spend in the US

- The care coordination addressable market need is $35.0B

- Today, at-risk seniors with the financial ability to pay, represent a $178.8M addressable market

- At-home senior care spending is expected to increase to $186.8B a year by 2027, an 82.7% increase from 2018

- At-home caregiver services for seniors is expected to increase from $100B in 2016 to $225B in 2024

    3: The staggering, exhausting, invisible costs of caring for America's elderly (Vox)

    4: Medical Spending of the US Elderly (National Library of Medicine)

## How Lifeguard Solves the Problem

Lifeguard is a virtual care coordination subscription designed to support at-risk seniors and their loved ones. Lifeguard stays on duty through simple technology that unifies and coordinates with a multidisciplinary care team with personalized health and wellness recommendations.

As seniors age, they can become overwhelmed by never-ending medical appointments, the cost and complexity of prescription drugs, healthcare decisions, and insurance paperwork. Most seniors value their independence and desire to age in place, but as their healthcare needs increase, it becomes a stressful and expensive reality.

In addition, the reliance on adult children to help out often yields limited support that is inadequate to meet the healthcare demands of an at-risk senior. The choices for seniors are limited and only affordable for the most affluent. Home health and non-medical care averages from $16 to $28 per hour. Continuing care retirement communities have entrance fees from $80,000 to $750,000, with monthly maintenance fees of $1,300 to $5,400. Assisted living and memory care averages $4,000 per month, with Alzheimer's or dementia care costing an additional 20% to 30%. [5]

5: Costs of Long Term Elder Care and Senior Housing (Paying for Senior Care)

Lifeguard is an affordable alternative. For a monthly subscription fee of $1,000, a dedicated care professional will coordinate preventative care, critical medical services and alerts, family updates, and even meal delivery. The at-home senior is provided access to his or her care team 24/7 through easy-to-use technology, all coordinated by their Head Lifeguard on duty.

## Milestones and Timeline

**Marketing** - Build an effective lead generation machine in high-income geographies. The initial market entry point will be adult children in the New York City to Northern Virginia corridor.

**Sales** - Recruit, onboard, and motivate an inside sales organization to educate and close adult decision-making children. We aim to recruit a sales team that has proven success in a senior care service company. Lifeguard will be agnostic in terms of U.S. geography of sales recruiting.

**Software Development** - Lifeguard will develop a cloud-based platform that integrates patient monitoring with an individual nurse advocate and best-in-class simple communications at any time between adult children and their parents.

We anticipate beginning this process upon receiving approximately $100,000 in funding, either through this offering, private placements, or other funding.

## Market Overview and Addressable Domestic Markets [6]

Today, 54 million adults ages 65 and older live in the US, and represent 16.5% of the nation's population, per the U.S. Census Bureau. The population age 65 and older is projected to reach 80.8 million by 2040, a 49% growth from today. The percentage of older adults fully able to carry out self-care and mobility activities declined from 29.4% in 2011 to 23.2% in 2022. According to Signify Health, one in three Medicare Advantage patients live alone and may have limited transportation options. Nearly one in five have trouble getting around the house, and more than one in five struggles with performing everyday shopping and errands.

Lifeguard will initially concentrate on markets where there is a density of persons 65 years of age and older. In 2019, 51% of persons 65 and older lived in nine states: [7]

- California – 5.8 million
- Florida – 4.5 million
- Texas – 3.7 million
- New York – 3.3 million
- Pennsylvania – 2.4 million
- Ohio – 2 million
- Illinois – 2 million
- Michigan – 1.8 million
- North Carolina – 1.8 million

6: 2017 National Population Projections Tables: Main Series (US Census Bureau)

7: 2020 Profile of Older Americans (Administration for Community Living)

We anticipate that we will need to capture .5% of the serviceable obtainable market to reach profitability based off of the following market size estimates:

- TAM (Total Addressable Market): 18.6% of 54 million adults aged 65 and over require assistance, totaling 10,044,000 older adults

- SAM (Serviceable Available Market) is 25.8% of TAM, totaling 2,591,352 older adults

- SOM (Serviceable Obtainable Market), focused on high-net-worth adult children of the older adults is .5% of TAM, totaling 12,957. With a subscription price of $1,000.00 per month, our annual SOM is 155,484,000

# Balancing Patient Affordability and Company Profitability



**$178.8**
Million

**$1000**
per month
patient cost

**$54.3**
Million

**Obtainable Market**
0.5% of Available Market

**Revenue**
Projected by 2027

Based on management's current projections, if we raise $2.5 million in this Offering, we anticipate obtaining profitability by the end of our third year of operations. Please review our disclosures set forth in **Exhibit C** discussing the assumptions underlying our projections.



## Competition

The markets in which our products and services are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. Our primary competitors include Patina Health, Papa Health, Wellthy, etc. Many of our competitors have already entered the marketplace and may have already begun to earn revenue and gain market acceptance. These and other competitors may have significantly more resources to develop products and services as well as grow their businesses.

**Customer Base**

In 2021 there were over 54 million adults over the age of 65. This number is expected to grow to over 80 million by 2040, with a cumulative annual growth rate of over 20%. More and more seniors desire to age in place, which puts pressure on them and their family members to assist with healthcare-related appointments, prescription management, preventative care, not to mention more acute care, like surgery or physical therapy. These seniors and their family members are our target customer base.

**Intellectual Property**

Lifeguard does not have any intellectual property, patents, or trademarks at this time.

**Governmental/Regulatory Approval and Compliance**

The Company is subject to and affected by the laws and regulations of U.S. federal, state, and local governmental authorities. These laws and regulations are subject to change. Lifeguard is a concierge, subscription model care coordination service. The Company generates revenue through private payments from its clients. Today, Lifeguard does no fee-for-service billing and is therefore exempt from CMS regulation. However, since Lifeguard will be in control of patient health information (PHI) it will be required to maintain HIPAA (Health Insurance Portability and Accountability Act) compliance of these data and will be subject to other applicable privacy laws.

**Litigation**

None.

# USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

| Use of Proceeds | % of Proceeds if Target Offering Amount Raised | Amount if Target Offering Amount Raised | % of Proceeds if Maximum Offering Amount Raised | Amount if Maximum Offering Amount Raised |
| --- | --- | --- | --- | --- |
| Intermediary Fees | 3% | $3,000 | 3% | $75,000 |
| Software Development | 0% | $0 | 42% | $1,050,000 |
| Sales and Marketing | 0$ | $0 | 39% | $978,000 |
| General and Admin | 97% | $97,000 | 12% | $297,000 |
| Credit line repayment | 0% | $0 | 4% | $100,000 |
| Total | 100% | $100,000 | 100% | $2,500,000 |

Set forth below is a detailed description of how we intend to use the net proceeds of this Offering for any category in excess of 10% in the table above.

## Sales and Marketing

- **Sales** - Recruit, onboard, and motivate an inside sales organization to educate and close adult decision-making children. We aim to recruit a sales team that has proven success in a senior care service company. Lifeguard will be agnostic in terms of U.S. geography of sales recruiting.
- **Marketing:** Build an effective lead generation machine in high-income geographies. The initial market entry point will be adult children in the New York City to Northern Virginia corridor.

**Software Development** - Lifeguard will develop a cloud-based platform that integrates patient monitoring with an individual nurse advocate and best-in-class simple communications at any time between adult children and their parents.

**General Administrative** – covering offering expenses, legal, regulatory, licensing, insurance, and rent (if an office space is leased)

The Company has full discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

## DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

| Name | Positions and Offices Held at the Company | Principal Occupation and Employment Responsibilities for the Last Three (3) Years | Education |
|---|---|---|---|
| Nathanial Findlay | President and Chief Executive Officer, Sole Director | Myca Health, Inc. -- CEO | University of Toronto – Victoria University (B.Comm)<br>Laval University (LL.B) |
| George Simmons | Chief Financial Officer, Secretary and Treasurer | Derby Management – Senior Partner | SUNY – Fredionia (BS)<br>Northeastern University (MBA) |
| Brenda Mullan | Chief Nursing Officer | Hondros College of Nursing—Clinical Coordinator 3/2022 – present<br>Pinnacle Health Care Consulting – RN Executive 6/20-3/22<br>Trinity Health – System Director, Care Management and Population Health 12/17-7/20 | University of Toledo, Community and Technical College (AND)<br><br>Spring Arbor University (BSN)<br><br>Lourdes College (MSN) |
| Elizabeth Beautyman, MD | Chief Medical Officer | Private Practice (self employed) | Trinity College (BA)<br>Albany Medical College of Union University (MD) |

### *Nathanial ("Nat") Findlay: President, Chief Executive Officer, Founder, and Sole Director*

Nathanial Findlay is the CEO, Founder, and sole director since the inception of the Company. Mr. Findlay has successfully created and sold four businesses, such as Eon Media (acquired by Cardinal Health), Myca Health (which has raised $65M of venture capital), and Wellbox, an Inc 250 company and the largest US Physician Care Management service.

Mr. Findlay is a graduate of the University of Toronto – Victoria University, with a Bachelor of Commerce Degree in Economics and Universite' Laval, with a Bachelor of Laws.

### *George Simmons: Chief Financial Officer, Secretary and Treasurer*

George Simmons is the CFO and Secretary since January 1st, 2022. George Simmons has over 30 years of executive experience in finance, venture fundraising, strategic and business planning, sales, sales analytics, operations, and recruiting, at both public and private companies. He served as the Senior Partner at Derby Management for 18 years and also held roles as CEO, COO, CFO, and Head of Sales. He specialized in working with early-stage and middle-market technology, manufacturing, distribution, and service companies. As a long-time member of Launchpad Venture Group in Boston, one of the largest angel investor groups in the U.S., and Cherrystone Angels in Providence, George has been active in funding early-stage companies. Both groups combined have invested over $100M in entrepreneurial ventures. George successfully led an industrial company from four years of losses to continuing profitability in three months, executed numerous acquisition deals, served as CFO of Zoom Technologies when they grew from $12M to $70M in three years, and more.

### *Brenda Mullan: Chief Nursing Officer*

Brenda K. Mullan is an independent clinical consultant with expertise in enterprise care management, population health transformation, and infrastructure development, regulatory compliance, program, and protocol design and implementation, and continuum-wide care integration. She has clinical, administrative, and nursing leadership experience that spans more than 40 years. Brenda most recently served as the Vice President and Associate Chief Nursing Officer of Ambulatory Nursing and care Management for Cleveland Clinic Health System and System Director for Care Management and Population Health for Trinity Health.

### *Elizabeth Beautyman, MD: Chief Medical Officer*

Dr. Beautyman received her doctorate in medicine from The Albany Medical College of Union University. She completed her postgraduate training at Roosevelt and Columbia Presbyterian hospitals in New York City. In 1984,

she started a private practice in Internal Medicine and Hematology which continues to this day. She has been privileged to manage the care of a diverse patient population in New York City. For many years she taught students, housestaff, and fellows at the Columbia College of Physicians and Surgeons. She is a member of the American Society of Hematology and has admitting privileges at Mount Sinai hospital in New York.

**Indemnification**

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware  law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

**Employees**

The Company currently has one  employee.

# CAPITALIZATION AND OWNERSHIP

## Capitalization

The Company's authorized securities consist of up to 17,000,000 shares of common stock, of which 12,000,000 are Series A Voting Common Stock and 5,000,000 are Series B-CF Non-Voting Common Stock.

### *Outstanding Capital Stock*

As of the date of this Form C, the Company's outstanding capital stock consists of:

| Type | Series A Voting Common Stock |
|---|---|
| Amount Authorized | 12,000,000 |
| Amount Outstanding | 6,000,000 |
| Par Value Per Share | $0.01 |
| Voting Rights | 1 vote per share |
| Anti-Dilution Rights | None |
| How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF | See below |
| Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering of convertible securities). | 96% |
| Transfer Restrictions | Restricted Securities under Securities Act<br>Bylaw transfer restrictions<br>Bylaw drag-along provisions<br>Bylaw rights of first refusal benefiting company |

| Type | Series B-CF Non-Voting Common Stock |
|---|---|
| Amount Authorized | 5,000,000 |
| Amount Outstanding | 0* |
| Par Value Per Share | $0.0001 |
| Voting Rights | None, unless otherwise required by applicable law |
| Anti-Dilution Rights | None |
| Other Rights | See "The Securities Being Offered and Rights of Securities of the Company" below for a discussion of automatic conversion, mandatory redemption and related rights. |
| How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF | N/A |
| Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering of convertible securities). | 0% |

| | |
|---|---|
| **Transfer Restrictions** | Restricted Securities under Securities Act<br>Bylaw transfer restrictions<br>Bylaw drag-along provisions<br>Bylaw rights of first refusal benefiting company<br>Subscription Agreement provisions |

\* Securities subject to the Offering.

At the closing of this Offering, assuming only the Target Offering Amount is sold, 6,000,000 shares of Series A Voting Common Stock and 110,000 shares of Series B-CF Non-Voting Common Stock will be issued and outstanding; which includes shares issued to the Intermediary.

### *Outstanding Options, Safes, Convertible Notes, Warrants*

As of the date of this Form C, the Company has the following additional securities outstanding:

| | |
|---|---|
| **Type** | Amended and Restated Revolving Promissory Note |
| **Maximum Amount of Line of Credit** | $250,000 maximum principal amount |
| **Advances and Dates of Advances** | $5,480.00      December 23, 2021<br>$14,490.00      January 11, 2022<br>$20,240.00      January 28, 2022<br>$49,985.00      February 15, 2022<br><br>The company expects to take out additional advances during the offering to cover offering expenses. |
| **Maturity Date** | December 31, 2022 |
| **Interest Rate** | 2% per annum or the applicable federal rate in place at the time of each advance (if lower) |
| **Voting Rights** | None |
| **Anti-Dilution Rights** | None |
| **Material Terms** | Principal and Interest convertible into shares of common stock at FMV (as determined by board) at election of the holder |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | May dilute ownership holders of Securities if converted. Wil be required to be repaid at maturity. |
| **Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).** | 4%* |

\* Assuming 250,000 shares of Series A Voting Common Stock are issued upon conversion of maximum principal amount ($250,000). This amount could vary depending on the total amount outstanding (including interest) and not repaid prior to conversion.

### *Outstanding Debt*

As of the date of this Form C, the Company has no additional debt outstanding:

### Ownership

The table below lists the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

| Name | Amount and Type or Class Held | Percentage Ownership |
|---|---|---|
| Nathanial Findlay | 6,000,000 Series A Voting Common Stock | 100% |

## FINANCIAL INFORMATION

**Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.**

### Operations

Lifeguard Health, Inc. (the "**Company**") was incorporated on October 6, 2021 under the laws of the State of Delaware, and is headquartered in Palm Beach, Florida.

### Cash and Cash Equivalents

As of February 28, 2022, 2020 the Company had an aggregate of $21,066 in cash and cash equivalents. If the Company raises, $2.5 million in the offering, it anticipates it would have approximately 18 months of runway.

### Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

Other than the $250,000 line of credit from our Founding, the Company currently does not have any additional outside sources of capital other than the proceeds from the Offerings.

### Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

### Valuation

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

### Material Changes and Other Information

### *Trends and Uncertainties*

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see **Exhibit A** for subsequent events and applicable disclosures in the Company's financial statements.

In addition,
- On March 1, 2022, the Company amended and restated it Charter to alter the authorized shares of capital stock to consist of up to 18,000,000 shares of common stock, of which 12,000,000 are Series A Voting Common Stock and 6,000,000 are Series B-CF Non-Voting Common Stock and to alter certain provisions of the Series B-CF Non-Voting Shares (none of which were outstanding at that time).
- In December 2021, the company entered into a $100,000 line of credit with its founder, CEO and sole director, which incurs interest at 2% (or the lowest applicable rate) for each advance thereunder and has a maturity date of December 31, 2022. In March 2021, the company extended this line of credit to $250,000 (on the same terms as above). As of March 1, 2022 there was approximately $90,125 in principal amount outstanding (excluding accrued interest). The company expects to take out additional advances under this arrangement to cover offering expenses. The company plans to use a portion of the proceeds from this offering to repay this loan. See "Uses of Proceeds."

**Previous Offerings of Securities**

We have made the following issuances of securities within the last three years:

| Security Type | Principal Amount of Securities Issued | Amount of Securities Sold | Use of Proceeds | Issue Date | Exemption from Registration Used or Public Offering |
|---|---|---|---|---|---|
| Series A Voting Common Stock\ | 6,000,000 | $60,000 | General Operations | December 23, 2021 | Section 4(a)(2) |
| Line of Credit | Up to $100,000 | Up to $100,000 | General Operations | December 23, 2021 | Section 4(a)(2) |
| Amended and Restated Line of Credit | Up to $250,000 | Up to $250,000 | General Operations | March 1, 2022 | Section 4(a)(2) |

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

## TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty (20%) percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction, whether historical or contemplated, where the Company was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) and the counter party is either (i) Any director or officer of the issuer; (ii) Any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) Any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

We have a $250,000 line of credit with our founder which has a maturity date of December 31, 2022. As of March 1, 2022 there was approximately $90,125 in principal amount outstanding (excluding accrued interest). The company expects to take out additional advances under this arrangement to cover offering expenses. The company plans to use a portion of the proceeds from this offering to repay this loan. However, the holder of the loan can convert all principal and accrued interest into shares of common stock at fair market value of such shares at any time.

# THE OFFERING AND THE SECURITIES

## The Offering

The Company is attempting to raise a minimum amount of $100,000 (the "**Target Offering Amount**"), and is offering up to $2,500,000 (the "**Maximum Offering Amount**") of Series B-CF Non-Voting Common Stock of the company (the "**Shares**", or "**Series B-CF Stock**" or "**Securities**") under Regulation CF (this "**Offering**"). The Company must receive commitments from Investors in an amount totaling or exceeding the Target Offering Amount by April 12, 2023 (the "**Offering Deadline**") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Target Offering Amount by the Offering Deadline, no Securities will be sold in the Offering, all investment commitments will be cancelled and all committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is $500, which is subject to adjustment in the Company's sole discretion.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by DealMaker Securities LLC (the "**Intermediary**"), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with Enterprise Bank and Trust until the Target Offering Amount is reached. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline using the cancellation mechanism provided by the Intermediary.

The Company will notify Investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Target Offering Amount and will provide notice of such closing to the Investors. If any material change (other than reaching the Target Offering Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for his or her investment. Any Investor funds received after the initial closing will be released to the Company upon a subsequent closing and the Investor will receive Securities via book entry in exchange for his or her investment as soon as practicable thereafter.

Once the Offering has remained open for at least 21 days, and the Minimum Offering Amount is reached prior to the Offering Deadline, on such date or such earlier time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, provided that all Investors will receive notice of the new offering deadline at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before the new offering deadline.

Subscription agreements are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Investor's funds will be returned without interest or deduction.

**ENTERPRISE BANK AND TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.**

**The Securities Being Offered and Rights of Securities of the Company**

*The following descriptions summarize important terms of our capital stock, including the Series B-CF Shares. This summary reflects Lifeguard's Certificate of Incorporation (as define below) and Bylaws and does not purport to be complete and is qualified in its entirety by the Certificate of Incorporation and its Bylaws. For a complete description the company's capital stock, you should refer to our Certificate of Incorporation and our Bylaws (which are attached as **Exhibit D**) and applicable provisions of the Delaware General Corporation Law. Please also read the terms of your subscription agreement.*

**General**

On March 1, 2022, the Company filed its second amended and restated certificate of incorporation with the Delaware Secretary of State (the "**Certificate of Incorporation**" or "**Charter**"). Pursuant to this Charter, the Company's authorized securities consist of up to 18,000,000 shares of common stock, of which 12,000,000 are Series A Voting Common Stock and 6,000,000 are Series B-CF Non-Voting Common Stock. As of the date of this Form C, there were 6,000,000 shares of Series A Voting Common Stock outstanding and no shares of Series B-CF Non-Voting Common Stock outstanding. For this offering, the company is issuing Series B-CF Non-Voting Common Stock.

Series B-CF Non-Voting Common Stock has the same rights and powers of, ranks equally to, shares ratably with and is identical in all respects, and as to all matters to Series A Voting Common Stock; except that our Series B-CF Non-Voting Common Stock is non-voting and is not entitled to any votes on any matter that is submitted to a vote of our stockholders, except as required by Delaware Law. In addition, the Series B-CF Non-Voting Common Stock is subject to certain automatic conversion events and mandatory redemption events as well as certain contractual restrictions set for in the subscription agreement, each as described below.

**Common Stock**

*Voting Rights*

Series B-CF Non-Voting Common Stock is not entitled to any votes on any matter that is submitted to a vote of our stockholders, except as required by Delaware law.

*Distribution Rights*

The holders of the Series A Voting Common Stock and Series B-CF Non-Voting Common Stock shall be entitled to receive, on a pari passu basis, when and as declared by the Board of Directors, out of any assets of the Company legally available therefore, such dividends as may be declared from time to time by the Board of Directors.

*Right to Receive Liquidation Distributions*

In the event of the company's liquidation, or winding up, whether voluntary or involuntary, subject to the rights of any preferred stock that may then be outstanding, the assets of the company legally available for distribution to stockholders shall be distributed on an equal priority, pro-rata basis to the holders of Series A Voting Common Stock and Series B-CF Non-Voting Common Stock, treated as a single class.

*Automatic Conversion*

The Series B-CF Non-Voting Common Stock will automatically convert under two circumstances. First, when shares of capital stock of the Company become subject to trading, all of the Series B-CF Non-Voting Common Stock will automatically convert into such stock on a one-to-one basis. In addition, in the event the Board determines in good faith that it is advisable to for the Company to utilize a special-purpose vehicle or other entity designed to aggregate the interests of holders of outstanding securities issued pursuant to Regulation CF (a "**CF SPV**") in the future, then all outstanding shares of Series B-CF Non-Voting Common Stock shall automatically be converted into CF SPV equity interests, at a conversion rate of one share of Series B-CF Non-Voting Common Stock for one unit or corresponding membership interest in the CF SPV. You agree in your subscription agreement that in the event you do not provide information or execute such documents as may be requested by the Company sufficient to affect such conversion in a timely manner, the Company may repurchase the Shares at a price to be determined in good faith by the Board of Directors.

*Mandatory Redemption*

Subject to applicable law, the Company may (but is not required to) redeem all outstanding shares of Series B-CF Non-Voting Common Stock at any time at a per share redemption price equal to the greater of (A) the original per share price paid for such shares, plus all declared but unpaid dividends thereon and (B) the fair market value (determined in good faith by the Board of Directors) of the Series B-CF Non-Voting Common Stock as of the Redemption Date (as defined in the Certificate of Incorporation).

*Other Rights*

Holders of our Series A Voting Common Stock and Series B-CF Non-Voting Common Stock have no preemptive, subscription, or other rights, and (other than as described above) there are no redemption or sinking fund provisions applicable to our Series A Voting Common Stock and Series B-CF Non-Voting Common Stock. There is no price based antidilution protection associated with the Shares. There are no preemptive or participation rights attached to the Shares.

**Line of Credit**

In December 2021, the company entered into a $100,000 line of credit with its founder, CEO and sole director, which incurs interest at 2% (or the lowest applicable rate) for each advance thereunder and has a maturity date of December 31, 2022. As of March 1, 2022 there was approximately $90,125 in principal amount outstanding (excluding accrued interest). The company expects to take out additional advances under this arrangement to cover offering expenses. The company plans to use a portion of the proceeds from this offering to repay this loan. However, the holder of the loan can convert all principal and accrued interest into shares of common stock at fair market value of such shares at any time. If the loan is converted at the same valuation of this offering (with a $1.00 per share FMV), then the company could issue up to 250,000 shares of Series A Voting Common Stock (plus additional shares to cover accrued interest to the date of the conversion) assuming the maximum amount of the extended line of credit is outstanding. Repayment of this loan would remove cash from the company to fund operations. Conversion of the loan would be dilutive to holders of outstanding shares of capital stock of the Company, including investors in this Offering.

**What it Means to be a Minority Holder**

As an investor in Series B-CF Non-Voting Common Stock of the company, you will not have any rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties.

**Transferability of Securities**

The bylaws of the company provide that none of the equity securities of the Company (including the Shares) may be transferred without the prior consent of the Company. In addition, such transfers are subject to a right of first refusal benefiting the Company and its assignees, except with respect to certain permitted transfers. In addition, any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Lastly, all equity securities are subject to certain drag-along provisions set forth in the Company's Bylaws which limit a minority holder from voting against or exercising appraisal rights in the event of a change in control of the Company meeting the conditions of the drag-along provisions.

In addition, your subscription agreement provides that, notwithstanding anything contained in the Organizational Documents to the contrary, if the Board of Directors determine in good faith that issuance or delivery of shares of capital stock or other securities (the "**Future Securities**") to any investor in connection with any recapitalization or change in control of the Company, irrespective of whether it is related to the exercise of any drag-along provisions set forth in the Organizational Documents, would violate applicable law, rule or regulation (including without limitation applicable state law or the Securities Act), then your right to receive the Future Securities (or to make a choice about the form of consideration to be received in such transaction) may be limited and you may be required to accept a cash payment equal to the fair market value of such Future Securities, as determined in good faith by the Board of Directors.

Please review the subscription agreement you will sign in connection with this offering and Company's Organizational Documents for more information.

### Transfer Agent

The company has selected DealMaker Transfer Agent, LLC, an SEC-registered securities transfer agent, to act as its transfer agent for the Shares. They will be responsible for keeping track of who owns Shares.

The Shares will be issued in book-entry, uncertificated form.

### DILUTION

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., the line of credit described above, convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2022 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2023 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the aggregate total amount of convertible notes that the company has issued (and may issue in the future) and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

## Valuation

As discussed in "Dilution" above, the valuation of the company will determine the amount by which the investor's stake is diluted in the future. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

*Liquidation Value* — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

*Book Value* — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks, or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

*Earnings Approach* — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

## COMMISSION AND FEES

At the conclusion of the Offering, the issuer shall pay a fee of three percent (3%) of the amount raised in the Offering to the Intermediary.

## Stock, Warrants and Other Compensation

The Intermediary will also receive compensation in the form of securities equal to one percent (1%) of the total number of securities sold in the offering

# TAX MATTERS

**EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.**

**TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.**

**Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.**

**EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.**

# LEGAL MATTERS

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

# DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

# ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

**EXHIBIT A**

*Financial Statements*



Financial Statements and
Independent Auditor's Report

**Lifeguard Health, Inc.**

December 31, 2021

# Lifeguard Health, Inc.

## Table of Contents



# INDEPENDENT AUDITOR'S REPORT

To the Shareholder of Lifeguard Health, Inc.

## Opinion

We have audited the accompanying financial statements of Lifeguard Health, Inc. (a Delaware corporation), which comprise the balance sheet as of December 31, 2021 and the related statements of income, shareholder's equity, and cash flows for the period from October 6, 2021 to December 31, 2021, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lifeguard Health, Inc. as of December 31, 2021, and the results of its operations and its cash flows for the period from October 6, 2021 to December 31, 2021 in accordance with accounting principles generally accepted in the United States of America.

## Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Lifeguard Health, Inc. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

## Substantial Doubt about the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note C to the financial statements, the Company's significant operating losses raise substantial doubt about its ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding those matters are also described in Note C. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

## Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Lifeguard Health, Inc.'s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

## Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that,

**ASSURANCE DIMENSIONS** CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
also d/b/a McNAMARA and ASSOCIATES, PLLC
**TAMPA BAY:** 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
**JACKSONVILLE:** 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
**ORLANDO:** 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
**SOUTH FLORIDA:** 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com



individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of **Lifeguard Health, Inc.**'s internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about **Lifeguard Health, Inc.**'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

*Assurance Dimensions*

Margate, Florida
January 25, 2022

**ASSURANCE DIMENSIONS** CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
also d/b/a McNAMARA and ASSOCIATES, PLLC
**TAMPA BAY**: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
**JACKSONVILLE**: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
**ORLANDO**: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
**SOUTH FLORIDA**: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

**Lifeguard Health, Inc.**
**Balance Sheet**
**As of December 31, 2021**

ASSETS

| | | |
|---|---|---|
| Current assets: | | |
| Cash | $ | 1,964 |
| Prepaid expenses | | 25,000 |
| Total Assets | $ | 26,964 |

LIABILITIES AND SHAREHOLDER'S EQUITY

| | | |
|---|---|---|
| Liabilities | | |
| Current liabilities: | | |
| Accounts payable | $ | 14,662 |
| Note payable - related party | | 5,500 |
| Total Liabilities | | 20,162 |
| Commitments and Continencies (Note H) | | |
| Stockholders' Equity | | |
| Capital stock, par value $0.01 per share, 10,000,000 shares authorized, 6,000,000 shares issued and outstanding | | 60,000 |
| Accumulated deficit | | (53,198) |
| Shareholder's Equity | | 6,802 |
| Total Liabilities and Shareholder's Equity | $ | 26,964 |

The accompanying notes are an integral part of this financial statement.

**Lifeguard Health, Inc.**
**Statement of Operations**
**For the Period from October 6, 2021 to December 31, 2021**

| | | |
|---|---|---|
| Revenue | $ | - |
| Operating expenses | | |
| General and administrative | | 32 |
| Professional services | | 53,166 |
| Total operating expenses | | 53,198 |
| Net loss | $ | (53,198) |

The accompanying notes are an integral part of this financial statement.

**Lifeguard Health, Inc.**
**Statement of Shareholder's Equity**
**For the Period from October 6, 2021 to December 31, 2021**

| | Common Stock | | | |
|---|---|---|---|---|
| | Shares | Amount | Accumulated Deficit | Total |
| Balance - October 6, 2021, inception | - | $ - | $ - | $ - |
| Shares issued in subscription agreement | 6,000,000 | 60,000 | - | 60,000 |
| Net loss | - | - | (53,198) | (53,198) |
| Balance - December 31, 2021 | 6,000,000 | $ 60,000 | $ (53,198) | $ 6,802 |

The accompanying notes are an integral part of this financial statement.

**Lifeguard Health, Inc.**
**Statement of Cash Flows**
**For the Period from October 6, 2021 to December 31, 2021**

| | | |
|---|---:|---:|
| **Cash Flows From Operating Activities** | | |
| Net loss | $ | (53,198) |
| Changes in operating assets and liabilities: | | |
| Prepaid expenses | | (25,000) |
| Accounts payable | | 14,662 |
| Net Cash Used by Operating Activities | | (63,536) |
| | | |
| **Cash Flows From Financing Activities** | | |
| Shares issued in subscription agreement | | 60,000 |
| Proceeds from note payable - related party | | 5,500 |
| Net Cash Provided by Financing Activities | | 65,500 |
| | | |
| Net Increase in Cash | | 1,964 |
| Cash - Beginning | | - |
| Cash - Ending | $ | 1,964 |
| Supplemental Disclosure of Cash Flow Information | | |
| Cash paid during the year for interest | $ | - |
| Cash paid for taxes | $ | - |

The accompanying notes are an integral part of this financial statement.

# Lifeguard Health, Inc.

## Notes to Financial Statements
### December 31, 2021

### Note A – Organization and Description of Business

Lifeguard Health, Inc. ("the Company"), is a corporation established on October 6, 2021 pursuant to the laws of the State of Delaware. The Company was formed to provide virtual care coordination subscription designed to support the at-risk senior who are aging at home.

### Note B – Significant Accounting Policies

**Basis of Presentation**

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

**Use of Estimates**

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Cash**

For purposes of the statement of cash flows, the Company considers all highly liquid instruments with a maturity of three months or less to be cash. As of December 31, 2021, the Company did not have any cash equivalents.

**Revenue Recognition**

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update, *Revenue from Contracts with Customers*. The effective date for this Standard for nonpublic entities is annual reporting periods beginning after December 15, 2018, with early adoption permitted for annual periods beginning after December 15, 2016. ASU No. 2014-09 outlines a new, single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. This new revenue recognition model provides a five-step analysis in determining when and how revenue is recognized. The new model requires revenue recognition to depict the transfer of promised goods or services to customers in an amount that reflects the consideration an organization expects to receive in exchange for those goods or services.

The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its arrangements:

- identify the contract with a customer,
- identify the performance obligations in the contract,
- determine the transaction price,
- allocate the transaction price to performance obligations in the contract, and
- recognize revenue as the performance obligation is satisfied.

Under ASC Topic 606, the Company is to estimate the transaction price, including variable consideration, at the commencement of the contract and recognizes revenue over the contract term, rather than when fees become fixed or determinable.

For the period ended December 31, 2021, the Company did not have any revenues.

# Lifeguard Health, Inc.

## Notes to Financial Statements
## December 31, 2021

### Note B – Significant Accounting Policies (continued)

#### Income Taxes

The Company records a deferred tax asset or liability based on the difference between financial statement and tax basis of assets and liabilities as measured by the anticipated tax rates which will be in effect when these differences reverse. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized. The Company adopted ASU 2016-17, *Balance Sheet Classification of Deferred Taxes*. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. As a result, each jurisdiction will only have one net noncurrent deferred tax asset or liability.

The Company has evaluated its tax positions for any uncertainties based on the technical merits of the positions taken. The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be upheld on examination by taxing authorities. The Company has analyzed the tax positions taken and has concluded that as of December 31, 2021, there are no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements.

Management is required to analyze all open tax years, as defined by the statute of limitations, for all major jurisdictions, including federal and certain state taxing authorities. As of and for the years ended December 31, 2021, the Company did not have a liability for any unrecognized taxes. The Company has no examinations in progress and is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax liabilities will significantly change in the next twelve months. The Company's 2021 tax year is open for examination for federal and state taxing authorities.

#### Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash. The Company cash balances are maintained at one financial institution that at times may exceed federally insured limits. The Company has not exceeded such limits through December 31, 2021.

#### Fair Value

The carrying amounts reported in the balance sheet for cash, prepaid expenses, accounts payable, and note payable due to related party approximate their estimated fair market value based on the short-term maturity of this instrument.

### Note C – Going Concern

The Company experienced a net loss of approximately $53,000 for the period ended December 31, 2021 and a shareholder's deficit of approximately $53,000 as of December 31, 2021. These conditions raise substantial doubt about the Company's ability to continue as a going concern within one year after issuance of the financial statements.

The Company's ability to meet its obligations as it comes due is dependent on improving its cash flows and obtaining financing. While the Company is in the process of implementing certain initiatives, there can be no assurance that these measures will be successful.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern; however, the above conditions raise substantial doubt about the Company's ability to do so. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result should the Company be unable to continue as a going concern.

### Note D – Prepaid Expenses

As of December 31, 2021, the Company had $25,000 in prepaid expenses consisting of prepaid marketing services.

# Lifeguard Health, Inc.

**Notes to Financial Statements**

**December 31, 2021**

### Note E – Note Payable - Related Party

In 2021, the Company entered into a revolving promissory note and loan agreement with a related party, a shareholder, bearing interest at 2%, repayable on December 31, 2022, with a maximum borrowing of $100,000. As of December 31, 2021, the balance of this note payable was $5,500.

### Note F – Equity

As of December 31, 2021, there was a maximum of 10 million authorized common shares with 6 million issued and outstanding with one shareholder. During the period ended December 31, 2021, 6 million shares of Series A Voting Common Stock were issued to a shareholder in exchange for $60,000, which was used for initial operations.

On January 11, 2022 the Company amended the maximum 10 million authorized common shares to 17 million authorized common shares and to correct par value to be $0.01. 12 million shares were assigned to Series A Voting Common Stock and 5 million was assigned to Series B Non-Voting Common Stock.

### Note G – Income Taxes

No provision or benefit for federal or state income taxes has been reflected for the period ended December 31, 2021 since the Company reported a loss and has established a valuation allowance against the total net deferred tax asset.

Significant components of the Company's deferred tax assets and deferred tax liabilities are as follows as of December 31:

|  | 2021 |
|---|---|
| Deferred tax assets: | |
| Net operating loss carry forward | $ 13,483 |
| Total deferred tax assets | 13,483 |
| Valuation allowance | (13,483) |
| Net deferred tax asset (liability) | $ - |

At December 31, 2021, the Company had federal net operating loss carry forwards of approximately $53,000. The federal net operating loss carry forwards may be carried forward indefinitely but are limited to 80% of the taxable income in any one tax period. The utilization of the net operating loss carry forwards may be limited in the case of certain events including significant changes in ownership interests.

The tax information for the period ended December 31, 2021 is based on management's preliminary tax analysis prior to completion of the 2021 income tax return. The entire balance of the deferred tax asset has been offset by a valuation allowance since there may be limitations on the amount of net operating loss carry forwards which can be used in future years under Internal Revenue Code §382 and realization of any future benefit from deductible temporary differences and utilization of net operating loss carry forwards cannot be sufficiently assured at December 31, 2021.

### Note H – Commitments and Contingencies

From time to time, the Company may be involved in litigation related to claims arising out of its operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the Company's results of the operations.

# Lifeguard Health, Inc.

**Notes to Financial Statements**

**December 31, 2021**

### Note I – Subsequent Events

Management has evaluated subsequent events through January 25, 2022 the date on which the financial statements were available to be issued.

# EXHIBIT B

*Offering Page found on Intermediary's Platform.*



Lifeguard

Problem | Market | Business Model | Team | Join the Discussion | Form C & Disclaimers | **INVEST NOW**

Invest Today

# Lifeguard is Bringing New Life to a $136B Industry

**The business balancing patient affordability with company profitability.**

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- Unaffordable care
- Physical safety concerns
- Lack of patient knowledge

## The healthcare system is expensive, broken, and unfair. For seniors, it can be life-threatening.



- Fragmented support
- Extreme loneliness
- Preventative care isn't a priority

1 in 4 adult children reported financial hardship due to caregiving commitments

**41+** hours/week

Average time adult children spend caring for elderly parents

## Families are facing impossible demands to care for an aging population

Sources: National Alliance for Caregiving and AARP; US Census Bureau; Family Caregiver Alliance

## Meet the New Virtual Lifeguard

Lifeguard is a virtual care coordination subscription designed to support at-risk seniors and their loved ones. Lifeguard stays on duty through simple technology that unifies a multi-disciplinary care team with personalized health and wellness recommendations.



| Emergent and Preventative Care | Registered Nurse-led Care Team | Improved Health Outcomes | Simple, Smart AI | Emergency Alerts | Integrated Solution |



# Invest in the startup restoring independence to seniors and their families.

**INVEST NOW**

# Mainstream Solutions Miss The Mark

| ✕ | Home Health Care | **$16-$29/hour** for a round-the-clock in-home nurse |
| ✕ | Retirement Community | **$80K-$750K** entrance fees + $1300-$5400 monthly maintenance fees |
| ✕ | Assisted Living | **$2844-$9266/month** + 20-30% more for Alzheimer's and dementia care |
| ✓ | Lifeguard | **$1000/month** |

Source: Paying For Senior Care



# AI-Powered Care Management In Real-Time

We ensure a higher quality of life for at-risk seniors and their families with AI-powered, 24/7 access to a user-friendly care coordination platform managed by a Registered Nurse Advocate with a deep understanding of the patient's unique wellness needs.



 Preventative Care

 AI & Machine-Learning

 All-Inclusive Platform

 Meal Delivery

 Family Updates

 Emergency Alerts

## Balancing Patient Affordability and Company Profitability



**$178.8 Million**

**Obtainable Market**
0.5% of Available Market

**$1000**

per month
patient cost

**$54.3 Million**

**Revenue**
Projected by 2027

See Form C for Underlying Assumptions

> *I would have paid dearly to have a Lifeguard check on my mother and coordinate the care needed to keep her healthy longer.*

**- Nat Findlay, Lifeguard CEO**



**Invest in the startup restoring independence to seniors and their families.**

INVEST NOW



**$135.6B**
At-risk seniors

**$35B**
In need of healthcare coordination

**$178.8M**
With financial capability

**$136B Market On The Rise**




With financial capability
for care

See Form C for Underlying Assumptions

## The Silver Tsunami is Coming

Our fragmented healthcare system isn't prepared to accommodate the needs of an aging population.



**200%**
Expected senior population growth between 2000 - 2030

**82.7%**
Increase in at-home senior care spending by 2027

**82.6%**
Increased demand in at-home caregiver services by 2026

Sources: Barron's, who sourced the CMS Office of the Actuary; National Health and Aging Trends Study (NHATS)

## Our Growth Strategy

We plan to utilize financing for adding key tech, sales, and marketing hires to expedite the development and nationwide expansion of our AI-powered care platform.

### We're seeking a funding round of $2.5 million.

Our financing round will aid us in adding key tech, sales, and marketing hires to expedite development and nationwide expansion for our AI-powered care coordination network for seniors 65+



$75k Intermediary Fees

$100k Other

$297k General / Admin

$1.05M Software Development

$978k Sales/Marketing



### Invest in the startup restoring independence to seniors and their families.

INVEST NOW

# Meet Our CEO & Founder



## Nathanial Findlay
### CEO & FOUNDER

Nathanial Findlay is the CEO, Founder, and sole director since the inception of the Company. Mr. Findlay has successfully created and sold four businesses, such as Eon Media (acquired by Cardinal Health), Myca Health (which has raised $65M of venture capital), and Wellbox, an Inc 250 company and the largest US Physician Care Management service. Mr. Findlay is a graduate of the University of Toronto – Victoria University, with a Bachelor of Commerce Degree in Economics and Universite' Laval, with a Bachelor of Laws

| $65M | 40 | 4 | 3 |
|------|----|----|----|
| Venture Capital Managed | Years of Experience in the Healthcare Business Industry | Businesses Sold | Patents on Health and Wellness Products |

# The Team



## Brenda Mullan
### CHIEF NURSING OFFICER

Brenda K. Mullan is an independent clinical consultant with expertise in enterprise care management, population health transformation and infrastructure development, regulatory compliance, program and protocol design and implementation, and continuum-wide care integration. She has clinical, administrative, and nursing leadership experience that spans more than 40 years, Brenda served most recently as the Vice President and Associate Chief Nursing Officer of Ambulatory Nursing and Care Management for Cleveland Clinic Health System and System Director for Care Management and Population Health for Trinity Health.



## George Simmons
### CFO

George Simmons has over 30 years of executive experience in finance, venture fundraising, strategic and business planning, sales, sales analytics, operations, and recruiting at both public and private companies. He served as the Senior Partner at Derby Management for 18 years and also held roles as CEO, COO, CFO, and Head of Sales. He specialized in working with early-stage and middle-market technology, manufacturing, distribution, and service companies. As a long-time member of Launchpad Venture Group in Boston, one of the largest angel investor groups in the U.S., and Cherrystone Angels in Providence, George has been active in funding early-stage companies. Both groups combined have invested over $100M in entrepreneurial ventures. George successfully led an industrial company from four years of losses to continuing profitability in three months, executed numerous acquisition deals, served as CFO of Zoom Technologies when they grew from $12M to $70M in three years, and more.



## Elizabeth J Beautyman, MD
### CHIEF MEDICAL OFFICER

Dr. Beautyman received her doctorate in medicine from The Albany Medical College of Union University. She completed her postgraduate training at Roosevelt and Columbia Presbyterian hospitals in New York City. In 1984 she started a private practice in Internal Medicine and

Hematology which continues to this day. She has been privileged to manage the care of a diverse patient population in New York City. For many years she taught students, housestaff and fellows at the Columbia College of Physicians and Surgeons. She is a member of the American Society of Hematology and has admitting privileges at Mount Sinai hospital in New York.

# Join the Discussion



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## Invest in the startup restoring independence to seniors and their families.

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Lifeguard
© LIFEGUARD 2022

Problem    Market    Business Model    Team    Join the Discussion

**Get in touch**

✉ invest@lifeguardhealth.care
📞 (Toll free) 1-888-299-5750
📞 (Local) 1-954-289-5057

*"CROWDFUNDING INVOLVES RISK, INCLUDING AMONG OTHER THINGS, POTENTIALLY LOSING YOUR ENTIRE INVESTMENT. IN MAKING AN INVESTMENT DECISION, INVESTORS CAN RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED OR DISCUSS THE MERITS AND RISKS INVOLVED WITH THEIR OWN PERSONAL TRUSTED ADVISERS PRIOR TO INVESTING. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY NOR HAVE THESE AUTHORITIES PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING DOCUMENT OR LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE U.S. SECURITIES AND EXCHANGE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.*

*POTENTIAL INVESTORS ARE STRONGLY ADVISED TO CONSULT THEIR LEGAL, TAX, AND FINANCIAL ADVISORS BEFORE INVESTING. THE SECURITIES OFFERED ON THIS SITE ARE NOT OFFERED IN JURISDICTIONS WHERE PUBLIC SOLICITATION FOR OFFERINGS IS NOT PERMITTED; IT IS SOLELY YOUR RESPONSIBILITY TO COMPLY WITH THE LAWS AND REGULATIONS OF YOUR COUNTRY OF RESIDENCE."*

Learn More

### Risks Related to the Offering/Securities

- The offering price was not established in a competitive market. We have not generated any revenues so far. Our valuation has not been validated by any independent third party and may decrease precipitously in the future.
- The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and our bylaws impose additional transfer restrictions on the Securities.
- We have broad rights to redeem your securities or convert your securities into voting common stock or equity interests of a Crowdfunding SPV.
- We have a $250,000 line of credit with our founder which has a maturity date of December 31, 2022. As of March 1, 2022, there was approximately $90,125 in principal amount outstanding (excluding accrued interest). The company expects to take out additional advances under this arrangement to cover offering expenses. The company plans to use a portion of the proceeds from the offering to repay this loan.
- Your ownership may be significantly diluted as a consequence of subsequent financings, including conversion of amounts outstanding under our line of credit with our founder.
- Holders of the securities are not entitled to any votes on any matter that is submitted to a vote of our stockholders, except as required by Delaware law.

### Operational Risk

- We are a venture-stage company and are subject to all risks inherent in venture-stage companies.
- If we experience significant fluctuations in our rate of anticipated growth and fail to balance our expenses with our revenue forecasts, our results could be harmed.
- If our customers do not renew their subscriptions for our services at the time of renewal, our revenue will decline and our business will suffer.
- We cannot accurately predict new subscription or expansion rates and the impact these rates may have on our future revenue and operating results.
- Supporting our existing and growing customer base could strain our personnel resources and infrastructure, and if we are unable to scale our operations and increase productivity, we may not be able to successfully implement our business plan.
- We may require additional capital to support our operations or the growth of our business, and we cannot be certain that this capital will be available on reasonable terms when required, or at all.
- We may invest or spend the proceeds of this offering in ways with which investors may not agree or in ways that may not yield a return.
- We depend on highly skilled personnel to grow and operate our business. We may lose key members of our management team or development and operations personnel and may be unable to attract and retain employees we need to support our operations and growth.
- Periodic changes to our sales organization can be disruptive and may reduce our rate of growth.
- Employee misconduct could impair our ability to attract and retain investors and subject us to significant legal liability, reputational harm, and loss of revenue.
- We depend on our ability to collect amounts owed to us when they become due.
- We have a history of cumulative losses, and we do not expect to be profitable for the foreseeable future.
- We have a limited operating history, which makes it difficult to predict our future operating results.
- We could be liable for fraudulent or unlawful activities of users.

### Product Risk

- If we fail to manage our technical operations infrastructure effectively, our customers may experience service outages and delays in the further deployment of our services, which may adversely affect our business.
- If we overestimate or underestimate our data center capacity requirements, our operating results could be adversely affected.
- If our services fail to perform properly or if we are unable to scale our services to meet the needs of our customers, our reputation could be adversely affected, our market share could decline, and we could be subject to liability claims.
- If we fail to deliver high-quality technical support services, our relationships with our customers and our financial results could be adversely affected.
- If we are not able to provide successful enhancements, new features, and modifications to our services, our business could be adversely affected.

- If we fail to meet our contractual commitments to offer subscription services, we could be obligated to provide credits or refunds for prepaid amounts related to unused subscription services or face subscription terminations, which could adversely affect our revenue.

- If we are unable to maintain and promote our brand, or to protect our intellectual property rights, our business and operating results may be harmed.

- We may be sued by third parties for alleged infringement of their proprietary rights.

### Security Risk

- Actual or perceived security vulnerabilities in our services or any breaches of our security controls and unauthorized access to a customer's data could harm our business and operating results.

- The extent to which use of our services is affected by spyware, viruses, phishing and other spam emails, denial of service attacks, data theft, computer intrusions, outages, and similar events could have a material impact on our business and operating results.

### Competitive Risk

- The market in which we participate is intensely competitive, and if we do not compete effectively, our operating results could be harmed.

- The potential for conflicts of interest, and a failure to appropriately identify and deal with such conflicts of interest could adversely affect our business.

### Regulatory Risk

- Privacy concerns and laws, issues relating to data ownership, evolving regulation of cloud computing, cross-border data transfer restrictions, and other domestic or foreign regulations may limit the use and adoption of our services and adversely affect our business.

- Changes in laws and regulations related to the internet or changes in the internet infrastructure itself may diminish the demand for our services and could have a negative impact on our business.

- We may become subject to additional regulations, which could increase the costs and burdens of compliance or impose additional restrictions, which could have a material adverse effect on our business.

- The due diligence process that we undertake in connection with the company's placements is inherently limited and may not reveal all facts that may be relevant in connection with making an investment.

- Changes in laws and regulations related to operations of a tech-enabled, subscription care coordination for senior adults could have a material adverse effect on our business.

### Economic/Global Risk

- Weakened global economic conditions may adversely affect our industry, business, and results of operations.

- Natural disasters. war. political conflict, global pandemics, and other events beyond our control could materially adversely affect us.

- Difficult market conditions, market disruptions, and volatility may adversely affect our business, results of operations, and financial condition.

### Third-Party Risk

- We depend on our ecosystem of system integrators and developers to create applications that will integrate with our platform.

- We employ third-party licensed software for use in or with our services, and the inability to maintain these licenses or errors in the software we license could result in increased costs or reduced service levels, which could adversely affect our business and may be difficult to replace.

- We rely on third parties for certain financial and operational services essential to our ability to manage our business. A failure or disruption in these services could materially and adversely affect our ability to manage our business effectively."

**FORM C**

**EXHIBIT C**

*Assumptions underlying Projections*

**Nature of Projections**

Included herein are projections for 2022-2026. The Company cautions investors that the facts and assumptions underlying the projections will change, and those changes may cause significant positive or negative differences to the projected results. Many of the facts and assumptions are beyond the control of the Company. The Company anticipates that there will be differences between the projections and the Company's actual results, so investors should not place undue reliance on the projections.

These projections are not a guarantee of actual financial performance. Actual results are likely to differ materially from the projections contained herein, because of many factors including the "risk factors" discussed in these materials. **Investors should review these risk factors carefully before making any decision about investing in the Company.**

The process of estimating future revenue is subjective and is particularly difficult for the Company at this stage of the Company's development because it requires the Company to estimate future demand for products and services which have not been developed and for which there are currently no sales. This lack of historical data on which to base our projections causes our projections to have a much greater risk of inaccuracy than projections made by other companies that have a greater amount of historical data on which to base their projections.

The projections were not prepared with a view to compliance with the published guidelines of the Securities and Exchange Commission or the American Institute of Certified Public Accountants regarding projections and forecasts. The Company's accountants have not assisted with the preparation of, nor have they applied testing procedures to, the projections. Accordingly, neither we nor our accountants express an opinion or any other form of assurance regarding the projections. Although the projections are presented with numerical specificity, they are based on various estimates and assumptions and are inherently subject to significant business, economic and other uncertainties, many of which are beyond the control of the Company. Investors should make their own assessment as to whether the assumptions are reasonable, and the risks associated with these assumptions and projections. The release of these projections should not be regarded as an indication that the Company considers them to be a reliable prediction of future events, and investors should not rely on them for that purpose.

The Company believes the greatest risks to achieving the financial results reflected in these projections are associated with the fact that senior healthcare sales professionals are in high demand and may shy away from joining our startup. We feel we can mitigate this risk by drawing on the national pool. Therefore, many unknown contingencies are likely to arise that the Company currently lacks the experience to predict. This inexperience presents the greatest risks to the Company and investors in the Company.

**Summary of Primary Assumptions**

A summary of the primary assumptions on which the projections contained herein are based as set forth below. This is a summary only of the most important assumptions with an emphasis on those parts of the Company's business that the Company expects will change the most during the period covered by the projections. If actual events vary from these assumptions, then it is highly likely that actual financial results will differ from the projections contained herein.

- We assume that we can assemble a robust sales and marketing team that can build the client base from 75 clients to 400 clients over the next 5 years.
- We assume that our marketing expense is sufficient to generate the number of leads required to meet this client growth.
- We assume that the client pay rate of $1,000 per month is reasonable and achievable.
- We anticipate generating a 65% gross margin through the use of virtual care platform.
- The development estimates are based on anticipated expenses for continued product development, support, and testing.
- The operating estimates are based on anticipated expenses for professional, consulting and other services, executive management, etc.
- The marketing estimates are based on anticipated expenses for marketing strategy and execution for reaching the user projection.

**EXHIBIT D**

*Certificate of Incorporation and Bylaws of the Company*

# Delaware

## The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT

COPY OF THE RESTATED CERTIFICATE OF "LIFEGUARD HEALTH, INC.",

FILED IN THIS OFFICE ON THE TWENTY-FIFTH DAY OF FEBRUARY, A.D.

2022, AT 1:12 O`CLOCK P.M.



Jeffrey W. Bullock, Secretary of State

6286491  8100

SR# 20220723896

Authentication: 202809671

Date: 03-02-22

You may verify this certificate online at corp.delaware.gov/authver.shtml

**SECOND AMENDED AND RESTATED**
**CERTIFICATE OF INCORPORATION**
**OF**
**LIFEGUARD HEALTH, INC.**

Lifeguard Health, Inc., a corporation organized and existing under the laws of the State of Delaware, hereby certifies as follows:

1. The name of the corporation is Lifeguard Health, Inc. (the "**Corporation**"). The Corporation was originally incorporated in the State of Delaware on October 6, 2021 pursuant to the Certificate of Incorporation filed with the Secretary of State of the State of Delaware on that date. An Amended and Restated Certificate of Incorporation was file with the Secretary of State of Delaware on January 14, 2022.

2. This Second Amended and Restated Certificate of Incorporation has been adopted by the Corporation and its stockholders pursuant to Section 228, Section 242 and Section 245 of the General Corporation Law of the State of Delaware.

3. The Certificate of Incorporation of the Corporation is hereby amended and restated to read in its entirety as set forth in Exhibit A attached hereto.

IN WITNESS WHEREOF, this Second Amended and Restated Certificate of Incorporation has been signed this February 25, 2022.

**Lifeguard Health, Inc.**

DocuSigned by:
Nathanial Findlay
5D6A40EE8F554D8...

Nathanial Findlay
Chief Executive Officer and President

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:12 PM 02/25/2022
FILED 01:12 PM 02/25/2022
SR 20220723896 - File Number 6286491

**EXHIBIT A**

**SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION**

**OF**

**LIFEGUARD HEALTH, INC.**

**A DELAWARE CORPORATION**

**I.**

The name of the corporation is Lifeguard Health, Inc. (the "**Corporation**").

**II.**

The registered office of the corporation in the State of Delaware shall 850 New Burton Rd. Ste 201 in the City of Dover, County of Kent, 19904. The registered agent at such address is Cogency Global Inc.

**III.**

The purpose of this corporation is to engage in any lawful act or activity for which a corporation may be organized under the Delaware General Corporation Law.

**IV.**

**A.** This corporation is authorized to issue only one class of stock, to be designated Common Stock. The total number of shares of Common Stock presently authorized is Eighteen Million (18,000,000), each having a par value of $0.01, consisting of:

1. Twelve Million (12,000,000) shares of the authorized Common Stock of the corporation that are hereby designated as "Series A Voting" shares (collectively, the "*Series A Voting Common Stock*"); and

2. Six Million (6,000,000) shares of the authorized Common Stock of the corporation that are hereby designated as "Series B-CF Non-Voting" shares (collectively, the "*Series B-CF Non-Voting Common Stock*" together with the Series A Voting Common Stock, the "*Common Stock*").

**B.** COMMON STOCK

1. The Series A Voting Common Stock and the Series B-CF Non-Voting Common Stock shall be identical in all rights and preferences with respect to the corporation except the Series B-CF Non-Voting Common Stock shall have no voting rights on matters of the corporation except as otherwise required under law. The holders of the Series A Voting Common Stock are entitled to one vote for each share of Series A Voting Common Stock held at all meetings of stockholders (and written actions in lieu of meetings); when required to vote under applicable law, the Series B-CF Non-Voting Common Stock are entitled to one vote for each share of Series B-CF Non-Voting Common Stock held. Unless required by law, there shall be no cumulative voting. Dividends may be declared and paid on the Common Stock from

1

funds lawfully available therefor as and when determined by the Board and subject to any preferential dividend rights of any then outstanding preferred stock of the corporation. Upon the dissolution or liquidation of the Corporation, whether voluntary of involuntary, holders of Common Stock will be entitled to receive all assets of the Corporation available for distribution to its stockholders, subject to any preferential rights of any then outstanding preferred stock of the corporation.

2. The number of authorized shares of Series B Non-Voting Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

3. **Automatic Conversion.**

    a. Defined Terms: For purposes hereof:

        (i) "*Automatic Conversion Time*" shall mean either a Trading Market Automatic Conversion Time (as defined below) or the CF-SPV Automatic Conversion Time (as defined below).

        (ii) A "*CF SPV*" shall mean a special-purpose vehicle or other entity designed to aggregate the interests of holders of outstanding securities issued pursuant to Section 4(a)(6) of the Securities Act of 1933, as amended ("*Regulation CF*").

        (iii) The "*CF SPV Equity Interests*" shall mean the equity interests of the CF SPV issued upon conversion of the Series B-CF Non-Voting Common Stock.

        (iv) The "*Conversion Equity*" shall men the shares of Traded Stock (as defined below) and/or CF SPV Equity Interests issued to the holders of Series B-CF Non-Voting Common Stock pursuant to this Section 3.

        (v) "*Trading Market*" means that (i) shares of Traded Stock (as defined below) are listed for trading (whether or not in connection with an initial public offering of such shares), (ii) that one or more registered broker-dealers are quoting bids and asked prices on the Traded Stock, (iii) or that transfers of the Traded Stock are being effected through an Automated Trading System (ATS) regulated by the Securities and Exchange Commission or are being transferred through a regulated or unregulated public or private blockchain or other transfer system in which buyers and sellers can effect transactions, provided that in the case of clauses (ii) and (iii) the Board of Directors of the corporation has authorized the trading system..

    b. Automatic Conversion Triggers. In addition to any contractual conversion rights set forth in any agreement between the corporation and any holder of shares of Series B-CF Non-Voting Common Stock:

        (i) upon the development of any Trading Market for the shares of Series A Voting Common Stock or other class into which the Series A Voting Common Stock is reorganized (collectively, "*Traded Stock*"), then all outstanding shares of Series B-CF Non-Voting Common Stock shall automatically be converted into shares of Traded Stock, at a conversion rate of one (1) share of Series B-CF Non-Voting Common Stock for one (1) share of the Traded Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Traded Stock)(the time of such event, the "*Trading Market Automatic Conversion Time*"); *provided,* *however*, that the Corporation may require each holder of Series B-CF Non-Voting Common Stock to enter into a customary market standoff agreement in a form acceptable to the Corporation before any shares of Traded Stock may be issued to such holder.

(ii)    in the event the Board of Directors of the Corporation determines in good faith that it is advisable to for the Corporation to utilize a CF SPV in the future, then all outstanding shares of Series B-CF Non-Voting Common Stock shall automatically be converted into CF SPV Equity Interests, at a conversion rate of one (1) share of Series B-CF Non-Voting Common Stock for one (1) unit or corresponding membership interest in the CF SPV (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the CF SPV Equity Interests)(the time of such event, the "***CF SPV Automatic Conversion Time***"); *provided, however*, that the Corporation may require each holder of Series B-CF Non-Voting Common Stock to enter into a operating agreement that complies with the requirements of Regulation CF, and/or market standoff agreement in a form acceptable to the Corporation before any CF SPV Equity Interests may be issued to such holder.

c.    Mechanics of Conversion. In the event of mandatory conversion pursuant to subparagraph 3(b), all affected holders of record of shares of Series B-CF Non-Voting Common Stock shall be sent written notice of such conversion and the place designated for conversion of all such shares of Series B-CF Non-Voting Stock pursuant thereto. Such notice need not be sent in advance. Upon receipt of such notice, each holder of shares of Series B-CF Non-Voting Common Stock in certificated form (if any) shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the corporation to indemnify the corporation against any claim that may be made against the corporation on account of the alleged loss, theft or destruction of such certificate) to the corporation at the place designated in such notice. If so required by the corporation, any certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Series B-CF Non-Voting Common Stock converted pursuant hereto, including the rights, if any, to receive notices and, to the extent provided by applicable law, vote (other than as a holder of Conversion Equity) with respect to such shares, will terminate at the Automatic Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender any certificates at or prior to such time), except only for the rights of the holders thereof, upon surrender of any certificate or certificates of such holders (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the following sentence. As soon as practicable following the Automatic Conversion Time, the corporation shall issue and deliver to such holder, or to his, her or its nominees, either by a certificate or certificates for, or book entry of, the number of full shares or interest of Conversion Equity issuable on such conversion in accordance with the provisions hereof. Any shares of Series B-CF Non-Voting Common Stock converted shall be retired and cancelled and may not be reissued as shares of such series, and the corporation may thereafter take such appropriate action (without the need for shareholder action) as may be necessary to reduce the authorized number of shares of Series B-CF Non-Voting Common Stock accordingly.

4.    **Mandatory Redemption.**

a.    At any time (in its sole discretion) the Corporation, by written notice to the holders of Series B-CF Non-Voting Common Stock in accordance with the terms hereof, may redeem, using funds legally available therefor, all outstanding shares of Series B-CF Non-Voting Common Stock at a per share redemption price equal to the greater of (A) the original per share price paid for such shares (as adjusted for any stock split or other recapitalization or reclassification effected after the date hereof, but not adjusted for any dividends declared with respect to such stock), plus all declared but unpaid dividends thereon and (B) the fair market value (determined in good faith by the Board of Directors) of the Series B-

CF Non-Voting Common Stock as of the Redemption Date (as defined below). The Corporation shall not be entitled to redeem any shares of Series B-CF Non-Voting Common if on the Redemption Date Delaware law governing distributions to stockholders prevents the Corporation from redeeming all such shares.

b.     **Mechanics of Redemption.**

(i)     The Corporation shall send written notice of the redemption (the "*Redemption Notice*") to each holder of record of Series B-CF Non-Voting Common Stock subject to such redemption not less than thirty (30) days prior to the effective date of such redemption (the "*Redemption Date*"). Each Redemption Notice shall state (i) the number of shares of Series B-CF Non-Voting Common Stock held by the holder that the Corporation shall redeem (which must be all such shares held by the holder), (ii) the Redemption Date and the applicable redemption price and (iii) for holders of shares in certificated form, that the holder is to surrender to the Corporation, in the manner and at the place designated, his, her or its certificate or certificates representing the shares of Series B-CF Non-Voting Common Stock to be redeemed.

(ii)     On or before the applicable Redemption Date, each holder of shares of Series B-CF Non-Voting Common Stock shall, if a holder of shares in certificated form, surrender the certificate or certificates representing such shares (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation or its designated transfer agent or paying agent, in the manner and at the place designated in the Redemption Notice, and thereupon the applicable redemption price for such shares shall be payable to the order of the person whose name appears on such book entry (or certificate or certificates) as the owner thereof.

(iii)     If the Redemption Notice shall have been duly given, and if on the applicable Redemption Date the applicable redemption price payable upon redemption of the shares of Series B-CF Non-Voting Common Stock to be redeemed on such Redemption Date is paid or tendered for payment or deposited with an independent payment agent so as to be available therefor in a timely manner, then notwithstanding whether any certificates evidencing any of the shares of Series B-CF Non-Voting Common Stock so called for redemption shall not have been surrendered, dividends with respect to such shares of Series B-CF Non-Voting Common Stock shall cease to accrue after such Redemption Date and all rights with respect to such shares shall forthwith after the Redemption Date terminate, except only the right of the holders to receive the applicable redemption price without interest upon surrender of any such certificate or certificates therefor.

5.     **General Provisions Applicable to Automatic Conversion and Mandatory Redemption.**

a.     Any shares of Series B-CF Non-Voting Common Stock that are redeemed, converted or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Series B-CF Non-Voting Common Stock following redemption, conversion or acquisition.

b.     Any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of Series B-CF Non-Voting Common Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

# V.

**A.** The management of the business and the conduct of the affairs of the corporation shall be vested in its Board of Directors.

**B.** For purposes of Section 500 of the California Corporations Code (to the extent applicable), in connection with any repurchase of shares of Common Stock permitted under this Amended and Restated Certificate of Incorporation from employees, officers, directors or consultants of the Corporation in connection with a termination of employment or services pursuant to agreements or arrangements approved by the Board of Directors (in addition to any other consent required under this Amended and Restated Certificate of Incorporation), such repurchase may be made without regard to any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined in Section 500 of the California Corporations Code). Accordingly, for purposes of making any calculation under California Corporations Code Section 500 in connection with such repurchase, the amount of any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined therein) shall be deemed to be zero (0).

**C.** The number of directors which shall constitute the whole Board of Directors shall be fixed by the Board of Directors in the manner provided in the Bylaws. Each director shall be entitled to one (1) vote on each matter presented to the Board of Directors.

**D.** Directors shall be elected at each annual meeting of stockholders to hold office until the next annual meeting. Each director shall hold office either until the expiration of the term for which elected or appointed and until a successor has been elected and qualified, or until such director's death, resignation or removal. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

**E.** No person entitled to vote at an election for directors may cumulate votes to which such person is entitled unless required by applicable law at the time of such election. During such time or times that applicable law requires cumulative voting, every stockholder entitled to vote at an election for directors may cumulate such stockholder's votes and give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which such stockholder's shares are otherwise entitled, or distribute the stockholder's votes on the same principle among as many candidates as such stockholder desires. No stockholder, however, shall be entitled to so cumulate such stockholder's votes unless (A) the names of such candidate or candidates have been placed in nomination prior to the voting and (B) the stockholder has given notice at the meeting, prior to the voting, of such stockholder's intention to cumulate such stockholder's votes. If any stockholder has given proper notice to cumulate votes, all stockholders may cumulate their votes for any candidates who have been properly placed in nomination. Under cumulative voting, the candidates receiving the highest number of votes, up to the number of directors to be elected, are elected.

**F.** Subject to any limitations imposed by applicable law, the Board of Directors or any director may be removed from office at any time, with or without cause, by the affirmative vote of the holders of a majority of the voting power of all then-outstanding shares of capital stock of the corporation entitled to vote generally at an election of directors.

**G.** The Board of Directors is expressly empowered to adopt, amend or repeal the Bylaws of the corporation. The stockholders shall also have power to adopt, amend or repeal the Bylaws of the corporation; provided, however, that, in addition to any vote of the holders of any class or series of stock of the corporation required by law or by this Certificate of Incorporation, such action by stockholders shall require the affirmative vote of the holders of at least a majority of the voting power of all of the then-outstanding shares of the capital stock of the corporation entitled to vote generally in the election of directors, voting together as a single class.

**H.** Unless and except to the extent that the bylaws of the corporation shall so require, the election of directors of the corporation need not be by written ballot.

## VI.

Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

## VII.

**A.** To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article VII to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

**B.** Any repeal or modification of the foregoing provisions of this Article VII by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

## VIII.

**A.** To the fullest extent permitted by applicable law, the corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the corporation (and any other persons to which applicable law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise in excess of the indemnification and advancement otherwise permitted by such applicable law. If applicable law is amended after approval by the stockholders of this Article VIII to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director to the corporation shall be eliminated or limited to the fullest extent permitted by applicable law as so amended.

**B.** Any repeal or modification of this Article VIII shall only be prospective and shall not affect the rights or protections or increase the liability of any officer or director under this Article VIII in effect at the time of the alleged occurrence of any act or omission to act giving rise to liability or indemnification.

## IX.

The corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon the stockholders herein are granted subject to this reservation.

## X.

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's certificate of incorporation or bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten (10) days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Article X shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article X (including, without limitation, each portion of any sentence of this Article X containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

## XI.

The Corporation renounces any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, or in being informed about, an Excluded Opportunity. "**Excluded Opportunity**" means any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of capital stock of the Corporation or any affiliate, partner, member, director, shareholder, employee, agent or other related person of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (a "**Covered Person**"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation. Any repeal or modification of this Article XI will only be prospective and will not affect the rights under this Article XI in effect at the time of the occurrence of any actions or omissions to act giving rise to liability.

**AMENDED AND RESTATED BYLAWS**

**OF**

**LIFEGUARD HEALTH, INC.**

**(A DELAWARE CORPORATION)**

# ARTICLE I

## OFFICES

**Section 1.** **Registered Office**. The registered office of the corporation in the State of Delaware is 850 New Burton Rd. Ste 201 in the City of Dover, County of Kent, 19904. or in such other location as the Board of Directors of the corporation (the "**Board of Directors**") may from time to time determine or the business of the corporation may require.

**Section 2.** **Other Offices**. The corporation will also have and maintain an office or principal place of business at such place as may be fixed by the Board of Directors, and may also have offices at such other places, both within and without the State of Delaware, as the Board of Directors may from time to time determine or the business of the corporation may require.

# ARTICLE II

## CORPORATE SEAL

**Section 3.** **Corporate Seal**. The Board of Directors may adopt a corporate seal. Said seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

# ARTICLE III

## STOCKHOLDERS' MEETINGS

**Section 4.** **Place of Meetings**. Meetings of the stockholders of the corporation may be held at such place, either within or without the State of Delaware, as may be determined from time to time by the Board of Directors. The Board of Directors may, in its sole discretion, determine that the meeting will not be held at any place, but may instead be held solely by means of remote communication as provided under the Delaware General Corporation Law (the "**DGCL**").

**Section 5.** **Annual Meeting**.

**(a)** The annual meeting of the stockholders of the corporation, for the purpose of election of directors and for such other business as may lawfully come before it, will be held on such date and at such time as may be designated from time to time by the Board of Directors. Nominations of persons for election to the Board of Directors of the corporation and the proposal of business to be considered by the stockholders may be made at an annual meeting of stockholders: (i) pursuant to the corporation's notice of meeting of stockholders; (ii) by or at the direction of the Board of Directors; or (iii) by any stockholder of the corporation who was a stockholder of record at the time of giving of notice provided for in the following paragraph, who is entitled to vote at the meeting and who complied with the notice procedures set forth in this Section.

**(b)** At an annual meeting of the stockholders, only such business will be conducted as has been properly brought before the meeting. For nominations or other business to be properly brought before an annual meeting by a stockholder pursuant to clause (iii) of paragraph (a) of this Section, (i) the stockholder must have given timely notice thereof in writing to the Secretary of the corporation, (ii) such other business must be a proper matter for stockholder action under the DGCL and applicable law, (iii) if the stockholder, or the beneficial owner on whose behalf any such proposal or nomination is made, has provided the corporation with a Solicitation Notice (as defined in this paragraph), such stockholder or beneficial owner must, in the case of a proposal, have delivered a proxy statement and form of proxy to holders of at least the percentage of the corporation's voting shares required under applicable law to carry any such proposal, or, in the case of a nomination or nominations, have delivered a proxy statement and form of proxy to holders of a percentage of the corporation's voting shares reasonably believed by such stockholder or beneficial owner to be sufficient to elect the nominee or nominees proposed to be nominated by such stockholder, and must, in either case, have included in such materials the Solicitation Notice, and (iv) if no Solicitation Notice relating thereto has been timely provided pursuant to this Section, the stockholder or beneficial owner proposing such business or nomination must not have solicited a number of proxies sufficient to have required the delivery of such a Solicitation Notice under this Section. To be timely, a stockholder's notice will be delivered to the Secretary at the principal executive offices of the corporation not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year's annual meeting; *provided, however*, that in the event that the date of the annual meeting is advanced more than 30 days prior to or delayed by more than 30 days after the anniversary of the preceding year's annual meeting, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made. In no event will the public announcement of an adjournment of an annual meeting commence a new time period for the giving of a stockholder's notice as described above. Such stockholder's notice will set forth: (A) as to each person whom the stockholder proposed to nominate for election or reelection as a director all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "*1934 Act*"), and Rule 14a-4(d) thereunder (including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected); (B) as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and (C) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (i) the name and address of such stockholder, as they appear on the corporation's books, and of such beneficial owner, (ii) the class and number of shares of the corporation that are owned beneficially and of record by such stockholder and such beneficial owner, and (iii) whether either such stockholder or beneficial owner intends to deliver a proxy statement and form of proxy to holders of, in the case of the proposal, at least the percentage of the corporation's voting shares required under applicable law to carry the proposal or, in the case of a nomination or nominations, a sufficient number of holders of the corporation's voting shares to elect such nominee or nominees (an affirmative statement of such intent, a "*Solicitation Notice*").

(c)     Notwithstanding anything in the second sentence of paragraph (b) of this Section to the contrary, in the event that the number of directors to be elected to the Board of Directors of the corporation is increased and there is no public announcement naming all of the nominees for director or specifying the size of the increased Board of Directors made by the corporation at least 100 days prior to the first anniversary of the preceding year's annual meeting, a stockholder's notice required by this Section will also be considered timely, but only with respect to nominees for any new positions created by such increase, if it is delivered to the Secretary at the principal executive offices of the corporation not later than the close of business on the 10th day following the day on which such public announcement is first made by the corporation.

(d)     Only such persons who are nominated in accordance with the procedures set forth in this Section (or elected or appointed pursuant to Article IV of these Bylaws) will be eligible to serve as directors and only such business will be conducted at a meeting of stockholders as has been brought before the meeting in accordance with the procedures set forth in this Section. Except as otherwise provided by law, the chair of the meeting will have the power and duty to determine whether a nomination or any business proposed to be brought before the meeting was made, or proposed, as the case may be, in accordance with the procedures set forth in these Bylaws and, if any proposed nomination or business is not in compliance with these Bylaws, to declare that such defective proposal or nomination will not be presented for stockholder action at the meeting and will be disregarded.

(e)     Notwithstanding the foregoing provisions of this Section, in order to include information with respect to a stockholder proposal in the proxy statement and form of proxy for a stockholders' meeting, stockholders must provide notice as required by the regulations promulgated under the 1934 Act. Nothing in these Bylaws is deemed to affect any rights of stockholders to request inclusion of proposals in the corporation proxy statement pursuant to Rule 14a-8 under the 1934 Act.

(f)     For purposes of this Section, "public announcement" means disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the corporation with the Securities and Exchange Commission (the "**SEC**") pursuant to Section 13, 14 or 15(d) of the 1934 Act.

**Section 6.**     **Special Meetings**.

(a)     Special meetings of the stockholders of the corporation may be called, for any purpose or purposes, by (i) the Chair of the Board of Directors, (ii) the Chief Executive Officer, (iii) the Board of Directors pursuant to a resolution adopted by directors representing a quorum of the directors then serving on the Board of Directors or (iv) by the holders of shares entitled to cast not less than 50% of the votes at the meeting, and will be held at such place, on such date, and at such time as the Board of Directors will fix. At any time or times that the corporation is subject to Section 2115(b) of the California General Corporation Law (the "**CGCL**"), stockholders holding 5% or more of the outstanding shares will have the right to call a special meeting of stockholders as set forth in Section 18(b) of these Bylaws.

(b)     If a special meeting is properly called by any person or persons other than the Board of Directors, the request must be in writing, specifying the general nature of the business proposed to be transacted, and must be delivered personally or sent by certified or registered mail, return receipt requested, or by telegraphic or other facsimile transmission to the Chair of the Board of Directors, the Chief Executive Officer, or the Secretary of the corporation. No business may be transacted at such special meeting otherwise than specified in such notice. The Board of Directors will determine the time and place of such special meeting, which will be held not less than 35 nor more than 120 days after the date of the receipt of the request. Upon determination of the time and place of the meeting, the officer receiving the request will cause notice to be given to the stockholders entitled to vote, in accordance with the provisions of Section 7 of these Bylaws. Nothing contained in this paragraph (b) is to be construed as limiting, fixing, or affecting the time when a meeting of stockholders called by action of the Board of Directors may be held.

**Section 7.**     **Notice of Meetings**. Except as otherwise provided by law, notice, given in writing or by electronic transmission, of each meeting of stockholders will be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting, such notice to specify the place, if any, date and hour, in the case of special meetings, the purpose or purposes of the meeting, and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at any such meeting. If mailed, notice is given when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder's address as it appears on the records of the corporation. Notice of the time, place, if any, and purpose of any meeting of stockholders may be waived in writing, signed by the person entitled to notice thereof or by electronic transmission by such person, either before or after such meeting, and will be waived by any stockholder by his or her attendance thereat in person, by remote communication, if applicable, or by proxy, except when the stockholder attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Any stockholder so waiving notice of such meeting will be bound by the proceedings of any such meeting in all respects as if due notice thereof had been given.

**Section 8.** **Quorum**. At all meetings of stockholders, except as otherwise provided by statute, the Certificate of Incorporation or these Bylaws, the presence, in person, by remote communication, if applicable, or by proxy duly authorized, of the holders of a majority of the outstanding shares of stock entitled to vote will constitute a quorum for the transaction of business. In the absence of a quorum, any meeting of stockholders may be adjourned, from time to time, either by the chair of the meeting or by vote of the holders of a majority of the shares represented thereat, but no other business will be transacted at such meeting. The stockholders present at a duly called or convened meeting, at which a quorum is present, may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum. Except as otherwise provided by statute, the Certificate of Incorporation or these Bylaws, in all matters other than the election of directors, the affirmative vote of a majority of shares present in person, by remote communication, if applicable, or represented by proxy duly authorized at the meeting and entitled to vote generally on the subject matter will be the act of the stockholders. Except as otherwise provided by statute, the Certificate of Incorporation or these Bylaws, directors will be elected by a plurality of the votes of the shares present in person, by remote communication, if applicable, or represented by proxy duly authorized at the meeting and entitled to vote generally on the election of directors. Where a separate vote by a class or classes or series is required, except as otherwise provided by statute, the Certificate of Incorporation or these Bylaws, a majority of the outstanding shares of such class or classes or series, present in person, by remote communication, if applicable, or represented by proxy duly authorized, will constitute a quorum entitled to take action with respect to that vote on that matter. Except as otherwise provided by statute, the Certificate of Incorporation or these Bylaws, the affirmative vote of the majority (plurality, in the case of the election of directors) of shares of such class or classes or series present in person, by remote communication, if applicable, or represented by proxy at the meeting will be the act of such class or classes or series.

**Section 9.** **Adjournment and Notice of Adjourned Meetings**. Any meeting of stockholders, whether annual or special, may be adjourned from time to time either by the chair of the meeting or by the vote of a majority of the shares present in person, by remote communication, if applicable, or represented by proxy. When a meeting is adjourned to another time or place, if any, notice need not be given of the adjourned meeting if the time and place, if any, thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the corporation may transact any business that might have been transacted at the original meeting pursuant to the Certificate of Incorporation, these Bylaws or applicable law. If the adjournment is for more than 30 days or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting will be given to each stockholder of record entitled to vote at the meeting.

**Section 10.** **Voting Rights**. For the purpose of determining those stockholders entitled to vote at any meeting of the stockholders, except as otherwise provided by law, only persons in whose names shares stand on the stock records of the corporation on the record date, as provided in Section 12 of these Bylaws, will be entitled to vote at any meeting of stockholders. Every person entitled to vote or execute consents will have the right to do so either in person, by remote communication, if applicable, or by an agent or agents authorized by a proxy granted in accordance with Delaware law. An agent so appointed need not be a stockholder. No proxy will be voted after three years from its date of creation unless the proxy provides for a longer period.

**Section 11.** **Joint Owners of Stock**. If shares or other securities having voting power stand of record in the names of two or more persons, whether fiduciaries, members of a partnership, joint tenants,

tenants in common, tenants by the entirety, or otherwise, or if two or more persons have the same fiduciary relationship respecting the same shares, unless the Secretary is given written notice to the contrary and is furnished with a copy of the instrument or order appointing them or creating the relationship where it is so provided, their acts with respect to voting (including giving consent pursuant to Section 13) will have the following effect:  (a) if only one votes, his or her act binds all; (b) if more than one votes and the vote is not evenly split, the act of the majority so voting binds all; (c) if more than one votes, but the vote is evenly split on any particular matter, each faction may vote the securities in question proportionally, or may apply to the Delaware Court of Chancery for relief as provided in the DGCL, Section 217(b).  If the instrument filed with the Secretary shows that any such tenancy is held in unequal interests, a majority or even-split for the purpose of subsection (c) will be a majority or even-split in interest.

**Section 12.**     **List of Stockholders**.  The Secretary will prepare and make, at least 10 days before every meeting of stockholders, a complete list of the stockholders entitled to vote at said meeting, arranged in alphabetical order, showing the address of each stockholder and the number of shares registered in the name of each stockholder.  Such list will be open to the examination of any stockholder, for any purpose germane to the meeting, on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or during ordinary business hours, at the principal place of business of the corporation.  In the event that the corporation determines to make the list available on an electronic network, the corporation may take reasonable steps to ensure that such information is available only to stockholders of the corporation.  The list will be open to examination of any stockholder during the time of the meeting as provided by law.

**Section 13.**     **Action Without Meeting**.

**(a)**     Unless otherwise provided in the Certificate of Incorporation, any action required by statute to be taken at any annual or special meeting of the stockholders, or any action that may be taken at any annual or special meeting of the stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents setting forth the action so taken, will be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

**(b)**     A consent must be set forth in writing or in an electronic transmission. Every consent will bear the date of signature of each stockholder who signs the consent, and no consent will be effective to take the corporate action referred to therein unless, within 60 days of the earliest dated consent delivered to the corporation in the manner herein required, consents signed by a sufficient number of stockholders to take action are delivered to the corporation in the manner required by the DGCL. All references to a consent in this Section mean a consent permitted by Section 228 of the DGCL.

**(c)**     Prompt notice of the taking of the corporate action without a meeting by less than unanimous consent will be given to those stockholders who have not consented and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for such meeting had been the date that consents signed by a sufficient number of stockholders to take action were delivered to the corporation as provided in Section 228(c) of the DGCL.  If the action to which the stockholders consented is such as would have required the filing of a certificate under any section of the DGCL if such action had been voted on by stockholders at a meeting thereof, then the certificate filed under such section must state, in lieu of any statement required by such section concerning any vote of stockholders, that consent has been given in accordance with Section 228 of the DGCL.

**(d)**     A consent permitted by this Section shall be delivered: (i) to the principal place of business of the corporation; (ii) to an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded; (iii) to the registered office of the corporation in the

State of Delaware by hand or by certified or registered mail, return receipt requested; (iv) subject to the next sentence, in accordance with Section 116 of the DGCL to an information processing system, if any, designated by the corporation for receiving such consents; or (v) when delivered in such other manner that complies with the DGCL. In the case of delivery pursuant to the foregoing clause (iv), such consent must set forth or be delivered with information that enables the corporation to determine the date of delivery of such consent and the identity of the person giving such consent, and, if such consent is given by a person authorized to act for a stockholder or member as proxy, such consent must comply with the applicable provisions of Section 212(c)(2) & (3) of the DGCL. Any copy, facsimile or other reliable reproduction of a consent in writing may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used, provided that such copy, facsimile or other reproduction shall be a complete reproduction of the entire original writing. A consent may be documented and signed in accordance with Section 116 of the DGCL, and when so documented or signed shall be deemed to be in writing for purposes of the DGCL; provided that if such consent is delivered pursuant to clause (i), (ii) or (iii) of subsection (d)(1) of Section 228 of the DGCL, such consent must be reproduced and delivered in paper form.

**Section 14.** **Organization**.

**(a)** At every meeting of stockholders, the Chair of the Board of Directors, or, if a Chair has not been appointed or is absent, the Chief Executive Officer, or, if the Chief Executive Officer is absent, a chair of the meeting chosen by a majority in interest of the stockholders entitled to vote, present in person or by proxy, will act as chair. The Secretary, or, in his or her absence, an Assistant Secretary directed to do so by the Chief Executive Officer, will act as secretary of the meeting.

**(b)** The Board of Directors is entitled to make such rules or regulations for the conduct of meetings of stockholders as it deems necessary, appropriate or convenient. Subject to such rules and regulations of the Board of Directors, if any, the chair of the meeting has the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chair, are necessary, appropriate or convenient for the proper conduct of the meeting, including, without limitation, establishing an agenda or order of business for the meeting, rules and procedures for maintaining order at the meeting and the safety of those present, limitations on participation in such meeting to stockholders of record of the corporation and their duly authorized and constituted proxies and such other persons as the chair permits, restrictions on entry to the meeting after the time fixed for the commencement thereof, limitations on the time allotted to questions or comments by participants and regulation of the opening and closing of the polls for balloting on matters that are to be voted on by ballot. The date and time of the opening and closing of the polls for each matter upon which the stockholders will vote at the meeting will be announced at the meeting. Unless and to the extent determined by the Board of Directors or the chair of the meeting, meetings of stockholders will not be required to be held in accordance with rules of parliamentary procedure.

# ARTICLE IV

## DIRECTORS

**Section 15.** **Number and Term of Office**. The authorized number of directors of the corporation shall initially be one (1) and subsequently may be fixed by the Board of Directors from time to time. Directors need not be stockholders unless so required by the Certificate of Incorporation. If for any cause, the directors have not been elected at an annual meeting, they may be elected as soon thereafter as convenient.

**Section 16.** **Powers**. The business and affairs of the corporation will be managed by or under the direction of the Board of Directors, except as otherwise provided by statute or by the Certificate of Incorporation.

**Section 17.** **Term of Directors**.

**(a)** Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances, directors will be elected at each annual meeting of stockholders to serve until his or her successor is duly elected and qualified or until his or her death, resignation or removal. No decrease in the number of directors constituting the Board of Directors will shorten the term of any incumbent director.

**(b)** No person entitled to vote at an election for directors may cumulate votes to which such person is entitled, unless, at the time of such election, the corporation is subject to Section 2115(b) of the CGCL. During such time or times that the corporation is subject to Section 2115(b) of the CGCL, every stockholder entitled to vote at an election for directors may cumulate such stockholder's votes and give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which such stockholder's shares are otherwise entitled, or distribute the stockholder's votes on the same principle among as many candidates as such stockholder thinks fit. No stockholder, however, will be entitled to so cumulate such stockholder's votes unless (i) the names of such candidate or candidates have been placed in nomination prior to the voting and (ii) the stockholder has given notice at the meeting, prior to the voting, of such stockholder's intention to cumulate such stockholder's votes. If any stockholder has given proper notice to cumulate votes, all stockholders may cumulate their votes for any candidates who have been properly placed in nomination. Under cumulative voting, the candidates receiving the highest number of votes, up to the number of directors to be elected, are elected.

**Section 18.** **Vacancies**.

**(a)** Unless otherwise provided in the Certificate of Incorporation, and subject to the rights of the holders of any series of Preferred Stock, any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other causes and any newly created directorships resulting from any increase in the number of directors will, unless the Board of Directors determines by resolution that any such vacancies or newly created directorships will be filled by stockholders, be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum of the Board of Directors, or by a sole remaining director; *provided, however*, that whenever the holders of any class or classes of stock or series thereof are entitled to elect one or more directors by the provisions of the Certificate of Incorporation, vacancies and newly created directorships of such class or classes or series will, unless the Board of Directors determines by resolution that any such vacancies or newly created directorships must be filled by stockholders, be filled by a majority of the directors elected by such class or classes or series thereof then in office, or by a sole remaining director so elected. Any director elected in accordance with the preceding sentence will hold office for the remainder of the full term of the director for which the vacancy was created or occurred and until such director's successor has been elected and qualified. A vacancy in the Board of Directors will be deemed to exist under this Bylaw in the case of the death, removal or resignation of any director.

**(b)** At any time or times that the corporation is subject to Section 2115(b) of the CGCL, if, after the filling of any vacancy, the directors then in office who have been elected by stockholders constitute less than a majority of the directors then in office, then

**(i)** any holder or holders of an aggregate of 5% or more of the total number of shares at the time outstanding having the right to vote for those directors may call a special meeting of stockholders; or

**(ii)** the Superior Court of the proper county will, upon application of such stockholder or stockholders, summarily order a special meeting of the stockholders, to be held to elect the entire board, all in accordance with Section 305(c) of the CGCL, the term of office of any director will terminate upon that election of a successor.

**Section 19.** **Resignation**. Any director may resign at any time by delivering his or her notice in writing or by electronic transmission to the Secretary, such resignation to specify whether it will be effective at a particular time, upon receipt by the Secretary or at the pleasure of the Board of Directors. If no such specification is made, it will be deemed effective at the pleasure of the Board of Directors. When one or more directors resigns from the Board of Directors, effective at a future date, a majority of the directors then in office, including those who have so resigned, will have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations become effective, and each director so chosen will hold office for the unexpired portion of the term of the director whose place is vacated and until his or her successor has been duly elected and qualified.

**Section 20.** **Removal**.

**(a)** Subject to any limitations imposed by applicable law, the Board of Directors or any director may be removed from office at any time (i) with cause by the affirmative vote of the holders of a majority of the voting power of all then-outstanding shares of capital stock of the corporation entitled to vote generally at an election of directors or (ii) without cause by the affirmative vote of the holders of a majority of the voting power of all then-outstanding shares of capital stock of the corporation, entitled to elect such director.

**(b)** During such time or times that the corporation is subject to Section 2115(b) of the CGCL, the Board of Directors or any individual director may be removed from office at any time without cause by the affirmative vote of the holders of a majority of the outstanding shares entitled to vote on such removal; *provided, however*, that unless the entire Board of Directors is removed, no individual director may be removed when the votes cast against such director's removal, or not consenting in writing to such removal, would be sufficient to elect that director if voted cumulatively at an election in which the same total number of votes were cast (or, if such action is taken by written consent, all shares entitled to vote were voted) and the entire number of directors authorized at the time of such director's most recent election were then being elected.

**Section 21.** **Meetings**

**(a)** **Regular Meetings**. Unless otherwise restricted by the Certificate of Incorporation, regular meetings of the Board of Directors may be held at any time or date and at any place within or without the State of Delaware that has been designated by the Board of Directors and publicized among all directors, either orally or in writing, including a voice-messaging system or other system designated to record and communicate messages, facsimile, or by electronic mail or other electronic means. No further notice will be required for a regular meeting of the Board of Directors.

**(b)** **Special Meetings**. Unless otherwise restricted by the Certificate of Incorporation, special meetings of the Board of Directors may be held at any time and place within or without the State of Delaware whenever called by the Chair of the Board of Directors, the Chief Executive Officer (if a director), the President (if a director) or any director.

**(c)** **Meetings by Electronic Communications Equipment**. Any member of the Board of Directors, or of any committee thereof, may participate in a meeting by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting by such means constitutes presence in person at such meeting.

**(d)** **Notice of Special Meetings**. Notice of the time and place of all special meetings of the Board of Directors will be orally or in writing, by telephone, including a voice messaging system or other system or technology designed to record and communicate messages, facsimile, telegraph or telex, or by electronic mail or other electronic means, during normal business hours, at least 24 hours before the date and time of the meeting. If notice is sent by US mail, it will be sent by first class mail, postage prepaid at least three days before the date of the meeting. Notice of any meeting may be waived in writing or by electronic transmission at any time before or after the meeting and will be waived by any director by attendance thereat, except when the director attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

**(e)** **Waiver of Notice**. The transaction of all business at any meeting of the Board of Directors, or any committee thereof, however called or noticed, or wherever held, will be as valid as though had at a meeting duly held after regular call and notice, if a quorum be present and if, either before or after the meeting, each of the directors not present who did not receive notice signs a written waiver of notice or waives notice by electronic transmission. All such waivers will be filed with the corporate records or made a part of the minutes of the meeting.

**Section 22.** **Quorum and Voting**.

**(a)** Unless the Certificate of Incorporation requires a greater number, a quorum of the Board of Directors will consist of a majority of the total number of directors then serving; *provided, however*, that such number will never be less than 1/3 of the total number of directors authorized except that when one director is authorized, then one director will constitute a quorum. At any meeting, whether a quorum be present or otherwise, a majority of the directors present may adjourn from time to time until the time fixed for the next regular meeting of the Board of Directors, without notice other than by announcement at the meeting. If the Certificate of Incorporation provides that one or more directors will have more or less than one vote per director on any matter, every reference in this Section to a majority or other proportion of the directors will refer to a majority or other proportion of the votes of the directors.

**(b)** At each meeting of the Board of Directors at which a quorum is present, all questions and business will be determined by the affirmative vote of a majority of the directors present, unless a different vote be required by law, the Certificate of Incorporation or these Bylaws.

**Section 23.** **Action Without Meeting**. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of

Directors or of any committee thereof may be taken without a meeting, if all members of the Board of Directors or committee, as the case may be, consent in writing or by electronic transmission, and such writing or writings or transmission or transmissions are filed with the minutes of proceedings of the Board of Directors or committee. A consent may be documented, signed and delivered in any manner permitted by Section 116 of the DGCL. Such filing will be in paper form if the minutes are maintained in paper form and will be in electronic form if the minutes are maintained in electronic form.

**Section 24.** **Fees and Compensation**. Directors will be entitled to such compensation for their services as may be approved by the Board of Directors, including, if so approved, by resolution of the Board of Directors, a fixed sum and expenses of attendance, if any, for attendance at each regular or special meeting of the Board of Directors and at any meeting of a committee of the Board of Directors. Nothing herein contained is to be construed to preclude any director from serving the corporation in any other capacity as an officer, agent, employee, or otherwise and receiving compensation therefor.

**Section 25.** **Committees**.

(a) **Executive Committee**. The Board of Directors may appoint an Executive Committee to consist of one or more members of the Board of Directors. The Executive Committee, to the extent permitted by law and provided in the resolution of the Board of Directors, will have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the corporation, and may authorize the seal of the corporation to be affixed to all papers that may require it; but no such committee will have the power or authority in reference to (i) approving or adopting, or recommending to the stockholders, any action or matter expressly required by the DGCL to be submitted to stockholders for approval, or (ii) adopting, amending or repealing any bylaw of the corporation.

(b) **Other Committees**. The Board of Directors may, from time to time, appoint such other committees as may be permitted by law. Such other committees appointed by the Board of Directors will consist of one or more members of the Board of Directors and will have such powers and perform such duties as may be prescribed by the resolution or resolutions creating such committees, but in no event will any such committee have the powers denied to the Executive Committee in these Bylaws.

(c) **Term**. The Board of Directors, subject to any requirements of any outstanding series of Preferred Stock and the provisions of paragraphs (a) or (b) of this Section may at any time increase or decrease the number of members of a committee or terminate the existence of a committee. The membership of a committee member will terminate on the date of his or her death or voluntary resignation from the committee or from the Board of Directors. The Board of Directors may at any time for any reason remove any individual committee member and the Board of Directors may fill any committee vacancy created by death, resignation, removal or increase in the number of members of the committee. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee, and, in addition, in the absence or disqualification of any member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member.

(d) **Meetings**. Unless the Board of Directors otherwise provide, regular meetings of the Executive Committee or any other committee appointed pursuant to this Section will be held at such times and places as are determined by the Board of Directors, or by any such committee, and when notice thereof has been given to each member of such committee, no further notice of such regular meetings need be given thereafter. Special meetings of any such committee may be held at any place that has been determined from time to time by such committee, and may be called by any director who is a member of such committee, upon notice to the members of such committee of the time and place of such special meeting given in the manner provided for the giving of notice to members of the Board of Directors of the time and place of special meetings of the Board of Directors. Notice of any special meeting of any committee may be waived in writing at any time before or after the meeting and will be waived by any director by attendance thereat, except when the director attends such special meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Unless otherwise provided by the Board of Directors in the resolutions authorizing the creation of the committee, a majority of the authorized number of members of any such committee will constitute a quorum for the transaction of business, and the act of a majority of those present at any meeting at which a quorum is present will be the act of such committee.

**Section 26.    Duties of Chair of the Board of Directors**. The Chair of the Board of Directors, when present, will preside at all meetings of the stockholders and the Board of Directors. The Chair of the Board of Directors will perform other duties commonly incident to the office and will also perform such other duties and have such other powers as the Board of Directors designates from time to time. If there is no Chief Executive Officer and no President, then the Chair of the Board of Directors will also serve as the Chief Executive Officer of the corporation and will have the powers and duties prescribed in Section 29(b).

**Section 27.    Organization**. At every meeting of the directors, the Chair of the Board of Directors, or, if a Chair has not been appointed or is absent, the Chief Executive Officer (if a director), or if the Chief Executive Officer is not a director or is absent, the President (if a director), or if the President is not a director or is absent, the most senior Vice President (if a director) or, in the absence of any such person, a chair of the meeting chosen by a majority of the directors present, will preside over the meeting. The Secretary, or in his or her absence, any Assistant Secretary directed to do so by the Chief Executive Officer or President, will act as secretary of the meeting.

# ARTICLE V

## OFFICERS

**Section 28.    Officers Designated**. The officers of the corporation will include, if and when designated by the Board of Directors, the Chief Executive Officer, the President, one or more Vice Presidents, the Secretary, the Chief Financial Officer, the Treasurer and the Controller, all of whom will be elected or appointed from time to time by the Board of Directors. The Board of Directors may also appoint one or more Assistant Secretaries, Assistant Treasurers, Assistant Controllers and such other officers and agents with such powers and duties as it deems necessary. The Board of Directors may assign such additional titles to one or more of the officers as it deems appropriate. Any one person may hold any number of offices of the corporation at any one time unless specifically prohibited therefrom by law. The salaries and other compensation of the officers of the corporation will be fixed by or in the manner designated by the Board of Directors.

**Section 29.    Tenure and Duties of Officers**.

(a)    **General**. All officers will hold office at the pleasure of the Board of Directors and until their successors have been duly elected or appointed and qualified, unless sooner removed. Any officer elected or appointed by the Board of Directors may be removed at any time by the Board of Directors. If the office of any officer becomes vacant for any reason, the vacancy may be filled by the Board of Directors, or by the Chief Executive Officer or other officer if so authorized by the Board of Directors.

(b)     **Duties of Chief Executive Officer**.  The Chief Executive Officer will preside at all meetings of the stockholders and (if a director) at all meetings of the Board of Directors, unless the Chair of the Board of Directors has been appointed and is present.  The Chief Executive Officer will be the chief executive officer of the corporation and will, subject to the control of the Board of Directors, have general supervision, direction and control of the business and officers of the corporation.  The Chief Executive Officer will perform other duties commonly incident to the office and will also perform such other duties and have such other powers as the Board of Directors designates from time to time.

(c)     **Duties of President**.  In the absence or disability of the Chief Executive Officer or if the office of Chief Executive Officer is vacant, the President will preside at all meetings of the stockholders and (if a director) at all meetings of the Board of Directors, unless the Chair of the Board of Directors has been appointed and is present.  If the office of Chief Executive Officer is vacant, the President will be the chief executive officer of the corporation (including for purposes of any reference to Chief Executive Officer in these Bylaws) and will, subject to the control of the Board of Directors, have general supervision, direction and control of the business and officers of the corporation. The President will perform other duties commonly incident to the office and will also perform such other duties and have such other powers as the Board of Directors designates from time to time.

(d)     **Duties of Vice Presidents**.  The Vice Presidents may assume and perform the duties of the President in the absence or disability of the President or whenever the office of President is vacant.  The Vice Presidents will perform other duties commonly incident to their office and will also perform such other duties and have such other powers as the Board of Directors or the President designates from time to time.

(e)     **Duties of Secretary**.  The Secretary will attend all meetings of the stockholders and of the Board of Directors and will record all acts and proceedings thereof in the minute book of the corporation.  The Secretary will give notice in conformity with these Bylaws of all meetings of the stockholders and of all meetings of the Board of Directors and any committee thereof requiring notice. The Secretary will perform all other duties provided for in these Bylaws and other duties commonly incident to the office and will also perform such other duties and have such other powers as the Board of Directors will designate from time to time.  The Chief Executive Officer may direct any Assistant Secretary to assume and perform the duties of the Secretary in the absence or disability of the Secretary, and each Assistant Secretary will perform other duties commonly incident to the office and will also perform such other duties and have such other powers as the Board of Directors or the Chief Executive Officer designates from time to time.

(f)     **Duties of Chief Financial Officer**. The Chief Financial Officer will keep or cause to be kept the books of account of the corporation in a thorough and proper manner and will render statements of the financial affairs of the corporation in such form and as often as required by the Board of Directors or the Chief Executive Officer.  The Chief Financial Officer, subject to the order of the Board of Directors, will have the custody of all funds and securities of the corporation.  The Chief Financial Officer will perform other duties commonly incident to his or her office and will also perform such other duties and have such other powers as the Board of Directors or the Chief Executive Officer designate from time to time.  The Chief Executive Officer may direct the Treasurer or any Assistant Treasurer, or the Controller or any Assistant Controller to assume and perform the duties of the Chief Financial Officer in the absence or disability of the Chief Financial Officer, and each Treasurer and Assistant Treasurer and each Controller and Assistant Controller will perform other duties commonly incident to the office and will also perform such other duties and have such other powers as the Board of Directors or the Chief Executive Officer designates from time to time.

**Section 30.    Delegation of Authority**. The Board of Directors may from time to time delegate the powers or duties of any officer to any other officer or agent, notwithstanding any provision hereof.

**Section 31.    Resignations**.  Any officer may resign at any time by giving notice in writing or by electronic transmission notice to the Board of Directors or to the Chief Executive Officer or to the President or to the Secretary.  Any such resignation will be effective when received by the person or persons to whom such notice is given, unless a later time is specified therein, in which event the resignation will become effective at such later time.  Unless otherwise specified in such notice, the acceptance of any such resignation will not be necessary to make it effective.  Any resignation will be without prejudice to the rights, if any, of the corporation under any contract with the resigning officer.

**Section 32.    Removal**.  Any officer may be removed from office at any time, either with or without cause, by the affirmative vote of a majority of the directors in office at the time, or by the unanimous written or electronic consent of the directors in office at the time, or by any committee or superior officers upon whom such power of removal may have been conferred by the Board of Directors.

# ARTICLE VI

## EXECUTION OF CORPORATE INSTRUMENTS AND VOTING
## OF SECURITIES OWNED BY THE CORPORATION

**Section 33.    Execution of Corporate Instruments**.  The Board of Directors may, in its discretion, determine the method and designate the signatory officer or officers, or other person or persons, to execute on behalf of the corporation any corporate instrument or document, or to sign on behalf of the corporation the corporate name, or to enter into contracts on behalf of the corporation, except as otherwise provided by law or these Bylaws, and such execution or signature will be binding upon the corporation. All checks and drafts drawn on banks or other depositaries of funds to the credit of the corporation or on special accounts of the corporation will be signed by such person or persons as the Board of Directors authorizes so to do.  Unless authorized or ratified by the Board of Directors or within the agency power of an officer, no officer, agent or employee will have any power or authority to bind the corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount.

**Section 34.    Voting of Securities Owned by the Corporation**.  All stock and other securities of other corporations owned or held by the corporation for itself, or for other parties in any capacity, will be voted, and all proxies with respect thereto will be executed, by the person authorized so to do by resolution of the Board of Directors, or, in the absence of such authorization, by the Chair of the Board of Directors, the Chief Executive Officer, the President, or any Vice President.

# ARTICLE VII

## SHARES OF STOCK

**Section 35.    Form and Execution of Certificates**. The shares of the corporation will be represented by certificates, or will be uncertificated.  Certificates for the shares of stock, if any, of the corporation will be in such form as is consistent with the Certificate of Incorporation and applicable law. Every holder of shares of stock in the corporation represented by certificate will be entitled to have a certificate signed by or in the name of the corporation by any two authorized officers of the corporation, including but not limited to the Chief Executive Officer, the President, the Chief Financial Officer, any Vice President, the Treasurer or Assistant Treasurer or the Secretary or Assistant Secretary, certifying the number of shares owned by him or her in the corporation.  Any or all of the signatures on the certificate may be facsimiles.  In case any officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed upon a certificate has ceased to be such officer, transfer agent, or registrar before such certificate is issued, it may be issued with the same effect as if he or she were such officer, transfer agent, or registrar at the date of issue.

**Section 36.** **Lost Certificates.** A new certificate or certificates will be issued in place of any certificate or certificates theretofore issued by the corporation alleged to have been lost, stolen, or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen, or destroyed. The corporation may require, as a condition precedent to the issuance of a new certificate or certificates, the owner of such lost, stolen, or destroyed certificate or certificates, or the owner's legal representative, to agree to indemnify the corporation in such manner as it requires or to give the corporation a surety bond in such form and amount as it may direct as indemnity against any claim that may be made against the corporation with respect to the certificate alleged to have been lost, stolen, or destroyed.

**Section 37.** **Restrictions on Transfer**.

**(a)** Other than as permitted under the terms of this Section 37, and Section 38 and Section 39, no holder of capital stock of the corporation or securities entitling the holder to receive capital stock, including, without limitation, options, warrants, convertible debt, simple agreement for future equity, and convertible preferred stock ("**Equity Securities**") whether now owned or hereafter acquired, may sell, transfer, assign, pledge, or otherwise dispose of or encumber any Equity Securities or any right or interest therein, either voluntarily or involuntarily, including, without limitation, any purported transfer by or pursuant to bankruptcy, attachment, divorce, equitable distribution, by operation of law or by gift or otherwise (each, a "**Transfer**") without the prior written consent of the corporation, upon duly authorized action of its Board of Directors. The corporation may withhold consent for any legitimate corporate purpose, as determined by the Board of Directors.

**(b)** If a holder desires to Transfer any Equity Securities, then the holder will first give written notice to the corporation. The notice must name the proposed transferee and state the number of and type of Equity Securities to be transferred, the proposed consideration, and all other terms and conditions of the proposed transfer. Any Equity Securities proposed to be transferred to which Transfer the corporation has consented pursuant to paragraph (a) of this Section will first be subject to the corporation's right of first refusal located in Section 37 of these Bylaws.

**(c)** At the option of the corporation, the holder will be obligated to pay to the corporation a reasonable transfer fee related to the costs and time of the corporation and its legal and other advisors related to any proposed Transfer.

**(d)** Any Transfer, or purported Transfer, of Equity Securities not made in strict compliance with this Section will be null and void, will not be recorded on the books of the corporation and will not be recognized by the corporation.

**(e)** The restriction on Transfer set forth in Section 37(a) will terminate upon the date securities of the corporation are first offered to the public pursuant to a registration statement filed with, and declared effective by, the SEC under the Securities Act of 1933, as amended (the "**1933 Act**").

**(f)** The documents or certificates representing securities of the corporation will bear on their face the following legend so long as the foregoing Transfer restrictions are in effect:

"THE SECURITIES REPRESENTED HEREBY ARE SUBJECT TO A TRANSFER RESTRICTION, AS PROVIDED IN THE BYLAWS OF THE CORPORATION."

**Section 38.    Right of First Refusal**. No holder will Transfer any Equity Securities, except by a Transfer that meets the requirements set forth in this Section 38 or as contemplated by Section 39, in addition to any other restrictions or requirements set forth under applicable law or these Bylaws:

**(a)**    If the holder desires to Transfer any of his or her Equity Securities, then the holder must first give written notice thereof to the corporation.  The notice must name the proposed transferee and state the number of and type of Equity Securities to be transferred, the proposed consideration, and all other terms and conditions of the proposed transfer.

**(b)**    For 30 days following receipt of such notice, the corporation has the option to purchase all (but not less than all) the Equity Securities specified in the notice at the price and upon the terms set forth in such notice; *provided, however,* that, with the consent of the holder, the corporation has the option to purchase a lesser portion of the Equity Securities specified in said notice at the price and upon the terms set forth therein.  In the event of a gift, property settlement or other Transfer in which the proposed transferee is not paying the full price for the Equity Securities, and that is not otherwise exempted from the provisions of this Section, the price will be deemed to be the fair market value of the Equity Securities at such time as determined in good faith by the Board of Directors.  In the event the corporation elects to purchase all of the Equity Securities or, with consent of the holder, a lesser portion of the Equity Securities, it will give written notice to the transferring holder of its election and settlement for said Equity Securities will be made as provided below in paragraph (d) of this Section.

**(c)**    The corporation may assign its rights hereunder.

**(d)**    In the event the corporation and/or its assignee(s) elect to acquire any of the Equity Securities of the transferring holder as specified in said transferring holder's notice, the Secretary of the corporation will so notify the transferring holder and settlement thereof will be made in cash within 30 days after the Secretary of the corporation receives said transferring holder's notice; provided that if the terms of payment set forth in said transferring holder's notice were other than cash against delivery, the corporation and/or its assignee(s) will pay for said Equity Securities on the same terms and conditions set forth in said transferring holder's notice.

**(e)**    In the event the corporation and/or its assignees(s) do not elect to acquire all of the Equity Securities specified in the transferring holder's notice, said transferring holder may, subject to the corporation's approval and all other restrictions on Transfer located in Section 37 of these Bylaws, within the 60-day period following the expiration or waiver of the option rights granted to the corporation and/or its assignees(s) herein, Transfer the Equity Securities specified in said transferring holder's notice that were not acquired by the corporation and/or its assignees(s) as specified in said transferring holder's notice.  All Equity Securities so sold by said transferring holder will continue to be subject to the provisions of this Section 38 in the same manner as before said Transfer.

**(f)**    Anything to the contrary contained herein notwithstanding, the following transactions are exempt from the right of first refusal contained in this Section 38:

**(1)**    A holder's Transfer of any or all Equity Securities held either during such holder's lifetime or on death by will or intestacy to such holder's immediate family or to any custodian or trustee for the account of such holder or such holder's immediate family or to any limited partnership or limited liability company of which the holder, members of such holder's immediate family or any trust for the account of such holder or such holder's immediate family will be the general or limited partner(s) of such partnership or the controlling member(s) of such limited liability company. "Immediate family" as used herein means spouse, lineal descendant, father, mother, brother, or sister of the holder making such Transfer;

15.

**(2)**     A holder's bona fide pledge or mortgage of any Equity Securities with a commercial lending institution, provided that any subsequent Transfer of said Equity Securities by said institution will be conducted in the manner set forth in this Section 38;

**(3)**     A holder's Transfer of any or all of such holder's Equity Securities to the corporation or to any other holder of the corporation;

**(4)**     A holder's Transfer of any or all of such holder's Equity Securities to a person who, at the time of such Transfer, is an officer or director of the corporation;

**(5)**     A corporate holder's Transfer of any or all of its Equity Securities pursuant to and in accordance with the terms of any merger, consolidation, reclassification of shares or capital reorganization of the corporate holder, or pursuant to a sale of all or substantially all of the stock or assets of a corporate holder;

**(6)**     A corporate holder's Transfer of any or all of its Equity Securities to any or all of its stockholders; or

**(7)**     A Transfer by a holder that is a limited or general partnership to any or all of its partners or former partners in accordance with partnership interests.

In any such case, the transferee, assignee, or other recipient will receive and hold such Equity Securities subject to the provisions of this Section and any other restrictions set forth in these Bylaws, and there will be no further Transfer of such Equity Securities except in accord with this Section and the other provisions of these Bylaws.

**(g)**     The provisions of this Section 38 may be waived with respect to any Transfer either by the corporation, upon duly authorized action of its Board of Directors, or by the stockholders, upon the express written consent of the owners of a majority of the voting power of the corporation (excluding the votes represented by those shares to be transferred by the transferring holder). This Section 38 may be amended or repealed either by a duly authorized action of the Board of Directors or by the stockholders, upon the express written consent of the owners of a majority of the voting power of the corporation.

**(h)**     Any Transfer, or purported Transfer, of securities of the corporation (other than pursuant to Section 39 below) will be null and void unless the terms, conditions, and provisions of this Section 38 are strictly observed and followed.

**(i)**     The foregoing right of first refusal will terminate upon the date securities of the corporation are first offered to the public pursuant to a registration statement filed with, and declared effective by, the SEC under the Securities Act of 1933, as amended.

**(j)**     The documents and/or certificates representing Equity Securities that are subject to the right of first refusal contained in this Section 38 will bear on their face the following legend so long as the foregoing right of first refusal remains in effect:

"THE SECURITIES REPRESENTED HEREBY ARE SUBJECT TO A RIGHT OF FIRST REFUSAL OPTION IN FAVOR OF THE CORPORATION AND/OR ITS ASSIGNEE(S), AS PROVIDED IN THE BYLAWS OF THE CORPORATION."

**(k)**     To the extent this Section conflicts with any written agreements between the corporation and the holder attempting to Transfer Equity Securities, such agreement will control.

**Section 39.     Drag-Along.**

**(a)**     If, at the time the holders of at least a majority of the shares of capital stock and other securities having the right to vote in the matter ("***Voting Securities***") at the time outstanding (the "***Dragalong Group***") determine to sell or exchange (in a sale or exchange of securities of the corporation or in a merger, consolidation or other business combination or any similar transaction (a "***Control Block Transfer***") in one or a series of arms-length transactions to an unrelated and unaffiliated third party at least a majority of the Voting Securities at the time outstanding, then the Dragalong Group shall send a written notice (a "***Control Notice***") to the corporation and to the other holders of Equity Securities of the Company (whether or not having the right to vote), which Control Notice shall state that such Dragalong Group intends to effect a Control Block Transfer and shall specify the number of Equity Securities (a "***Control Block***") subject to the Control Block Transfer, and such other information as the Dragalong Group may, in its sole and absolute discretion, desire, including without limitation the Persons to whom the Transfer is proposed to be made, a price per share at which such Dragalong Group proposes to effect the Control Block Transfer (the "***Minimum Control Price***") and the other material terms and conditions (including, without limitation, representations and warranties to be made and any indemnification to be provided) on which such Dragalong Group proposes to transfer the Voting Securities.

**(b)**     Except as provided in a written agreement signed by the corporation which may be entered into at any time, after receipt of a Control Notice, each other holder of Equity Securities shall have the right and shall be obligated to, and shall, (1) sell, transfer and deliver, or cause to be sold, transferred and delivered, to the purchaser(s) in the Control Block Transfer all or (if the Dragalong Group is selling less than all of the Voting Securities at the time held by them) a pro rata portion of such holder's Equity Securities in the same transaction at the closing thereof (and shall (x) execute and deliver such agreements for the purchase of such Equity Securities and other agreements, instruments and certificates as the members of the Dragalong Group shall execute and deliver in connection with such proposed transaction and (y) deliver certificates and/or other instruments representing all or such pro rata portion of such holder's Equity Securities, together with stock or other appropriate powers therefore duly executed, at the closing, free and clear of all liens), and each holder shall receive upon the closing of such transaction the same consideration (including with respect to purchase price per fully diluted share and terms of payment) to be paid or delivered by the proposed transferee in respect of such holder's Equity Securities as shall be payable to the members of the Dragalong Group in respect of their Equity Securities, and (ii) if stockholder approval of the transaction is required, vote such Stockholder's Equity Securities in favor thereof. In the event any holder shall fail to execute such agreements, instruments and certificates or to make such deliveries at such closing, such holder's Equity Securities shall be deemed canceled upon the completion of all other deliveries made at such closing.

**(c)**     The foregoing drag along rights will terminate upon the date securities of the corporation are first offered to the public pursuant to a registration statement filed with, and declared effective by, the SEC under the Securities Act of 1933, as amended.

**(d)**     The documents and/or certificates representing Equity Securities that are subject to the drag along right contained in this Section 38 will bear on their face the following legend so long as the foregoing drag along right remains in effect:

> "THE SECURITIES REPRESENTED HEREBY ARE SUBJECT TO CERTAIN DRAG ALONG PROVISIONS, AS PROVIDED IN THE BYLAWS OF THE CORPORATION."

**Section 40.** **Fixing Record Dates**.

**(a)** In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix, in advance, a record date, which record date will not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date will, subject to applicable law, not be more than 60 nor less than 10 days before the date of such meeting. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders will be at the close of business on the day immediately preceding the day on which notice is given, or if notice is waived, at the close of business on the day immediately preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders will apply to any adjournment of the meeting; *provided, however,* that the Board of Directors may fix a new record date for the adjourned meeting.

**(b)** In order that the corporation may determine the stockholders entitled to consent to corporate action without a meeting in accordance with Section 228 of the DGCL, the Board of Directors may fix a record date, which record date will not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which date will not be more than 10 days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. Any stockholder of record seeking to have the stockholders authorize or take corporate action without a meeting in accordance with Section 228 of the DGCL will, by written notice to the Secretary, request the Board of Directors to fix a record date. The Board of Directors will promptly, but in all events within 10 days after the date on which such a request is received, adopt a resolution fixing the record date. If no record date has been fixed by the Board of Directors within 10 days of the date on which such a request is received, the record date for determining stockholders entitled to consent to corporate action without a meeting, when no prior action by the Board of Directors is required by applicable law, will be the first date on which a signed consent setting forth the action taken or proposed to be taken is delivered to the corporation in accordance with the DGCL. If no record date has been fixed by the Board of Directors and prior action by the Board of Directors is required by law, the record date for determining stockholders entitled to consent to corporate action without a meeting will be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.

**(c)** In order that the corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which record date will not precede the date upon which the resolution fixing the record date is adopted, and which record date will be not more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose will be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

**Section 41.** **Registered Stockholders**. The corporation is entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and is not bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person whether or not it has express or other notice thereof, except as otherwise provided by the laws of Delaware.

# ARTICLE VIII

## OTHER SECURITIES OF THE CORPORATION

**Section 42.** **Execution of Other Securities**. All bonds, debentures and other corporate securities of the corporation, other than stock certificates (covered in Section 35 of these Bylaws), may be signed by the Chair of the Board of Directors, the Chief Executive Officer, the President or any Vice President, or such other person as may be authorized by the Board of Directors, and the corporate seal impressed thereon or a facsimile of such seal imprinted thereon and attested by the signature of the Secretary or an Assistant Secretary, or the Chief Financial Officer or Treasurer or an Assistant Treasurer; *provided, however,* that where any such bond, debenture or other corporate security is authenticated by the manual signature, or where permissible facsimile signature, of a trustee under an indenture pursuant to which such bond, debenture or other corporate security is issued, the signatures of the persons signing and attesting the corporate seal on such bond, debenture or other corporate security may be the imprinted facsimile of the signatures of such persons. Interest coupons appertaining to any such bond, debenture or other corporate security, authenticated by a trustee as aforesaid, will be signed by the Treasurer or an Assistant Treasurer of the corporation or such other person as may be authorized by the Board of Directors, or bear imprinted thereon the facsimile signature of such person. In case any officer who has signed or attested any bond, debenture or other corporate security, or whose facsimile signature appears thereon or on any such interest coupon, has ceased to be such officer before the bond, debenture or other corporate security so signed or attested has been delivered, such bond, debenture or other corporate security nevertheless may be adopted by the corporation and issued and delivered as though the person who signed the same or whose facsimile signature has been used thereon had not ceased to be such officer of the corporation.

# ARTICLE IX

## DIVIDENDS

**Section 43.** **Declaration of Dividends**. Dividends upon the capital stock of the corporation, subject to the provisions of the Certificate of Incorporation and applicable law, if any, may be declared by the Board of Directors pursuant to law at any regular or special meeting. Dividends may be paid in cash, in property, or in shares of the capital stock, subject to the provisions of the Certificate of Incorporation and applicable law.

**Section 44.** **Dividend Reserve**. Before payment of any dividend, there may be set aside out of any funds of the corporation available for dividends such sum or sums as the Board of Directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purpose as the Board of Directors thinks conducive to the interests of the corporation, and the Board of Directors may modify or abolish any such reserve in the manner in which it was created.

# ARTICLE X

## FISCAL YEAR

**Section 45.** **Fiscal Year**. The fiscal year of the corporation will be fixed by resolution of the Board of Directors.

# ARTICLE XI

## INDEMNIFICATION

**Section 46.** **Indemnification of Directors, Executive Officers, Other Officers, Employees and Other Agents**.

**(a)** **Directors and Executive Officers**. The corporation will indemnify its directors and executive officers (for the purposes of this Article, "executive officers" has the meaning defined in Rule 3b-7 promulgated under the 1934 Act) to the fullest extent not prohibited by the DGCL or any other applicable law; *provided, however,* that the corporation may modify the extent of such indemnification by individual contracts with its directors and executive officers and, *provided, further,* that the corporation will not be required to indemnify any director or executive officer in connection with any proceeding (or part thereof) initiated by such person unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board of Directors of the corporation, (iii) such indemnification is provided by the corporation, in its sole discretion, pursuant to the powers vested in the corporation under the DGCL or any other applicable law or (iv) such indemnification is required to be made under paragraph (d) of this Section.

**(b)** **Other Officers, Employees and Other Agents**. The corporation will have power to indemnify its other officers, employees and other agents as set forth in the DGCL or any other applicable law. The Board of Directors will have the power to delegate the determination of whether indemnification will be given to any such person except executive officers to such officers or other persons as the Board of Directors determines.

**(c)** **Expenses**. The corporation will advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or executive officer of the corporation, or is or was serving at the request of the corporation as a director or executive officer of another corporation, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefor, all expenses incurred by any director or executive officer in connection with such proceeding, *provided, however*, that, if the DGCL requires, an advancement of expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) will be made only upon delivery to the corporation of an undertaking, by or on behalf of such indemnitee, to repay all amounts so advanced if it is ultimately determined by final judicial decision from which there is no further right to appeal that such indemnitee is not entitled to be indemnified for such expenses under this Section or otherwise.

Notwithstanding the foregoing, unless otherwise determined pursuant to paragraph (e) of this Section, no advance will be made by the corporation to an executive officer of the corporation (except by reason of the fact that such executive officer is or was a director of the corporation, in which event this paragraph will not apply) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made (i) by a majority vote of a quorum consisting of directors who were not parties to the proceeding, even if not a quorum, or (ii) by a committee of such directors designated by a majority of such directors, even though less than a quorum, or (iii) if there are no such directors, or such directors so direct, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the corporation.

20.

**(d)** **Enforcement**. Without the necessity of entering into an express contract, all rights to indemnification and advances to directors and executive officers under this Section will be deemed to be contractual rights and be effective to the same extent and as if provided for in a contract between the corporation and the director or executive officer. Any right to indemnification or advances granted by this Section to a director or executive officer will be enforceable by or on behalf of the person holding such right in any court of competent jurisdiction if (i) the claim for indemnification or advances is denied, in whole or in part, or (ii) no disposition of such claim is made within 90 days of request therefor. The claimant in such enforcement action, if successful in whole or in part, will be entitled to be paid also the expense of prosecuting the claim. In connection with any claim for indemnification, the corporation will be entitled to raise as a defense to any such action that the claimant has not met the standards of conduct that make it permissible under the DGCL or any other applicable law for the corporation to indemnify the claimant for the amount claimed. In connection with any claim by an executive officer of the corporation (except in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such executive officer is or was a director of the corporation) for advances, the corporation will be entitled to raise as a defense as to any such action clear and convincing evidence that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the corporation, or with respect to any criminal action or proceeding that such person acted without reasonable cause to believe that his or her conduct was lawful. Neither the failure of the corporation (including its Board of Directors, independent legal counsel or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he has met the applicable standard of conduct set forth in the DGCL or any other applicable law, nor an actual determination by the corporation (including its Board of Directors, independent legal counsel or its stockholders) that the claimant has not met such applicable standard of conduct, will be a defense to the action or create a presumption that claimant has not met the applicable standard of conduct.

**(e)** **Non-Exclusivity of Rights**. The rights conferred on any person by this Section are not exclusive of any other right that such person may have or hereafter acquire under any applicable statute, provision of the Certificate of Incorporation, Bylaws, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding office. The corporation is specifically authorized to enter into individual contracts with any or all of its directors, officers, employees or agents respecting indemnification and advances, to the fullest extent not prohibited by the DGCL or any other applicable law.

**(f)** **Survival of Rights**. The rights conferred on any person by this Section will continue as to a person who has ceased to be a director or executive officer and will inure to the benefit of the heirs, executors and administrators of such a person.

**(g)** **Insurance**. To the fullest extent permitted by the DGCL, or any other applicable law, the corporation, upon approval by the Board of Directors, may purchase insurance on behalf of any person required or permitted to be indemnified pursuant to this Section.

**(h)** **Amendments**. Any repeal or modification of this Section is only prospective and does not affect the rights under this Bylaw in effect at the time of the alleged occurrence of any action or omission to act that is the cause of any proceeding against any agent of the corporation.

**(i)** **Saving Clause**. If this Section or any portion hereof is invalidated on any ground by any court of competent jurisdiction, then the corporation will nevertheless indemnify each director and executive officer to the full extent not prohibited by any applicable portion of this Bylaw that has not been invalidated, or by any other applicable law. If this Section is invalid due to the application of the indemnification provisions of another jurisdiction, then the corporation will indemnify each director and executive officer to the full extent under applicable law.

**(j)** **Certain Definitions**. For the purposes of this Section, the following definitions apply:

**(1)** The term "proceeding" is to be broadly construed and includes, without limitation, the investigation, preparation, prosecution, defense, settlement, arbitration and appeal of, and the giving of testimony in, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative.

**(2)** The term "expenses" is to be broadly construed and includes, without limitation, court costs, attorneys' fees, witness fees, fines, amounts paid in settlement or judgment and any other costs and expenses of any nature or kind incurred in connection with any proceeding.

**(3)** The term the "corporation" includes, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger that, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, stands in the same position under the provisions of this Section with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

**(4)** References to a "director," "executive officer," "officer," "employee," or "agent" of the corporation include, without limitation, situations where such person is serving at the request of the corporation as, respectively, a director, executive officer, officer, employee, trustee or agent of another corporation, partnership, joint venture, trust or other enterprise.

**(5)** References to "other enterprises" include employee benefit plans; references to "fines" include any excise taxes assessed on a person with respect to an employee benefit plan; and references to "serving at the request of the corporation" include any service as a director, officer, employee or agent of the corporation that imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants, or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan is deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this Section.

# ARTICLE XII

## NOTICES

**Section 47.** **Notices**.

**(a)** **Notice to Stockholders**. Written notice to stockholders of stockholder meetings will be given as provided in Section 7 of these Bylaws. Without limiting the manner by which notice may otherwise be given effectively to stockholders under any agreement or contract with such stockholder, and except as otherwise required by law, written notice to stockholders for purposes other than stockholder meetings may be sent by United States mail or nationally recognized overnight courier, or by facsimile, telegraph or telex or by electronic mail or other electronic means.

**(b)** **Notice to Directors**. Any notice required to be given to any director may be given by the method stated in paragraph (a) of this Section, or as provided for in Section 21 of these Bylaws. If

22.

such notice is not delivered personally, it will be sent to such address as such director has filed in writing with the Secretary, or, in the absence of such filing, to the last known post office address of such director.

**(c)** **Affidavit of Mailing**.  An affidavit of mailing, executed by a duly authorized and competent employee of the corporation or its transfer agent appointed with respect to the class of stock affected or other agent, specifying the name and address or the names and addresses of the stockholder or stockholders, or director or directors, to whom any such notice or notices was or were given, and the time and method of giving the same, will in the absence of fraud, be prima facie evidence of the facts therein contained.

**(d)** **Methods of Notice**.  It is not necessary that the same method of giving notice be employed in respect of all recipients of notice, but one permissible method may be employed in respect of any one or more, and any other permissible method or methods may be employed in respect of any other or others.

**(e)** **Notice to Person with Whom Communication Is Unlawful**.  Whenever notice is required to be given, under any provision of law or of the Certificate of Incorporation or Bylaws of the corporation, to any person with whom communication is unlawful, the giving of such notice to such person is not required and there is no duty to apply to any governmental authority or agency for a license or permit to give such notice to such person.  Any action or meeting that is taken or held without notice to any such person with whom communication is unlawful has the same force and effect as if such notice had been duly given.  In the event that the action taken by the corporation is such as to require the filing of a certificate under any provision of the DGCL, the certificate will state, if such is the fact and if notice is required, that notice was given to all persons entitled to receive notice except such persons with whom communication is unlawful.

**(f)** **Notice to Stockholders Sharing an Address**.   Except as otherwise prohibited under DGCL, any notice given under the provisions of DGCL, the Certificate of Incorporation or the Bylaws will be effective if given by a single written notice to stockholders who share an address if consented to by the stockholders at that address to whom such notice is given. Such consent is deemed to have been given if such stockholder fails to object in writing to the corporation within 60 days of having been given notice by the corporation of its intention to send the single notice. Any consent is revocable by the stockholder by written notice to the corporation.

# ARTICLE XIII

## AMENDMENTS

**Section 48.**     **Amendments**.  The Board of Directors is expressly empowered to adopt, amend or repeal Bylaws of the corporation.  The stockholders also have power to adopt, amend or repeal the Bylaws of the corporation; *provided, however*, that, in addition to any vote of the holders of any class or series of stock of the corporation required by law or by the Certificate of Incorporation, such action by stockholders requires the affirmative vote of the holders of a majority of the voting power of all of the then-outstanding shares of the capital stock of the corporation entitled to vote generally in the election of directors, voting together as a single class.

# ARTICLE XIV

## LOANS TO OFFICERS

**Section 49.** **Loans to Officers**. Except as otherwise prohibited under applicable law, the corporation may lend money to, or guarantee any obligation of, or otherwise assist any officer or other employee of the corporation or of its subsidiaries, including any officer or employee who is a Director of the corporation or its subsidiaries, whenever, in the judgment of the Board of Directors, such loan, guarantee or assistance may reasonably be expected to benefit the corporation. The loan, guarantee or other assistance may be with or without interest and may be unsecured, or secured in such manner as the Board of Directors approves, including, without limitation, a pledge of shares of stock of the corporation. Nothing in these Bylaws is deemed to deny, limit or restrict the powers of guaranty or warranty of the corporation at common law or under any statute.

# ARTICLE XV

## MISCELLANEOUS

**Section 50.** **Annual Report**.

**(a)** Subject to the provisions of paragraph (b) of this Section, the Board of Directors will cause an annual report to be sent to each stockholder of the corporation not later than 120 days after the close of the corporation's fiscal year. Such report will include a balance sheet as of the end of such fiscal year and an income statement and statement of changes in financial position for such fiscal year, accompanied by any report thereon of independent accountants or, if there is no such report, the certificate of an authorized officer of the corporation that such statements were prepared without audit from the books and records of the corporation. When there are more than 100 stockholders of record of the corporation's shares, as determined by Section 605 of the CGCL, additional information as required by Section 1501(b) of the CGCL will also be contained in such report, provided that if the corporation has a class of securities registered under Section 12 of the 1934 Act, the 1934 Act will take precedence. Such report will be sent to stockholders at least 15 days prior to the next annual meeting of stockholders after the end of the fiscal year to which it relates.

**(b)** If and so long as there are fewer than 100 holders of record of the corporation's shares, the requirement of sending of an annual report to the stockholders of the corporation is hereby expressly waived.

**Section 51.** **Forum**. Unless the corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware is the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the corporation; (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the corporation to the corporation or the corporation's stockholders; (iii) any action asserting a claim against the corporation or any director or officer or other employee of the corporation arising pursuant to any provision of the DGCL, the certificate of incorporation or the Bylaws of the corporation; or (iv) any action asserting a claim against the corporation or any director or officer or other employee of the corporation governed by the internal affairs doctrine.

# CERTIFICATE OF ADOPTION OF AMENDED AND RESTATED BYLAWS

# OF

# LIFEGUARD HEALTH, INC

## CERTIFICATE BY SECRETARY OF ADOPTION BY INCORPORATOR

The undersigned hereby certifies that the undersigned is the duly elected, qualified, and acting Secretary of **Lifeguard Health, Inc.**, a Delaware corporation, and that the foregoing Amended and Restated Bylaws were adopted as the Bylaws of the corporation on January 11, 2022 by the Board of Directors.

DocuSigned by:

1D7232ABA60349F...

George Simmons, Secretary
Executed on January 12, 2022.

## EXHIBIT E

*Investor Pitch Deck*



# Lifeguard

## Care made personal.

2022 | Investor Preview

---

Unaffordable care

Physical safety concerns

Lack of patient knowledge

# The healthcare system is expensive, broken, and unfair. For seniors, it can be life-threatening.

Fragmented support

Extreme loneliness

Preventative care isn't a priority

# Families are struggling to keep up with caregiving in the complicated healthcare space.

## 200%
expected population growth for seniors between 2000 - 2030

## 43%
decrease in available familial caregivers per senior by 2030

## 1 in 4
adult caregivers reported financial hardship due to caregiving commitments

## 11M
adult caregivers spend 41 hours per week or more on caregiving

Sources: National Alliance for Caregiving and AARP; US Census Bureau; Family Caregiver Alliance

# Our mission is to empower seniors to age on their own terms.

Lifeguard is a virtual care coordination subscription designed to support the at-risk senior and their loved ones. Lifeguard stays on duty through simple technology that unifies a multi-disciplinary care team with personalized health and wellness recommendations.

 Emergent and Preventative Care

 Registered Nurse-led Care Team

 Improves Health Outcomes

 Simple, Smart AI

 Emergency Alerts

 Integrated Solution

# The Data.

---

## The $135.6 billion dollar market is facing explosive expansion.



At-risk seniors — $135.6B

In need of healthcare coordination — $35.0B

With financial capability for care — $178.8M

See Form C for Underlying Assumptions

# Seniors have a growing need for access to their care network from home.

### At-Home Senior Care Spending

## 82.7% increase
$102.2bn to $186.8bn
between 2018 - 2027

### At-Home Caregiver Services Demand

## 82.6% increase
For seniors 65+, between
2020 - 2026

### Online Medical Info & Scheduling Demand

## 200% increase
For seniors 65+, between
2011 - 2020

**//07**

Sources: Barrons, CMS Office of the Actuary, National Health and Aging Trends Study (NHATS)

---

# Lifeguard balances patient affordability and company profitability.

**//08**



### $178.8
Million

**Obtainable Market**
0.5% of Available Market

### $1,000
per month
patient cost

### $54.3
Million

**Revenue**
Projected by 2027

See Form C for Underlying Assumptions

**B2C**    **Consumer Program**

# Care Coordination
# Subscription Service.

With a charge to the patient at a $1,000 per month subscription, the Lifeguard service stands out as an affordable option for a Registered Nurse (RN)-led team of professional care advocates.

We have a market vertical at the 30-50 age demographic for the adult children of seniors dealing with time-consuming, unpaid caregiving. We will also pursue the vertical of seniors (65+) who qualify as at-risk individuals. Finally, we will address the partners of at-risk seniors.

# The only true senior health partner
# led by a Registered Nurse advocate.

| | Centralized Care Coordination | Registered Nurse Patient Advocate | Care Plan Co-created with Patient | Timely Emergency Alerts |
|---|:---:|:---:|:---:|:---:|
|  | ✓ | ✓ | ✓ | ✓ |
| Patina Health | ✓ | ✗ | ✗ | ✗ |
| Papa Health | ✓ | ✗ | ✗ | ✗ |
| Wellthy | ✓ | ✗ | ✗ | ✗ |

## Competitive Advantages

 Care planning is collaborative

 Registered Nurse partner

 Always up-to-date on patient health & wellness history

 Automatic care alerts for emergencies

# The Business.

---

# Yearly Growth.

**244% projected revenue increase between year 1 and 2**

**282% projected gross profit increase between year 1 and 2**

**127% projected Compound Annual Growth Rate (CAGR) through year 5**

See Form C for Underlying Assumptions



Projected Revenue vs. Projected Gross Profit vs. Projected Net Income

# A deeply experienced team of healthcare leaders.



**Nathanial Findlay**
*CEO/Founder*
- Wellbox Care Services
- Hello Health
- Myca Health
- Cardinal Health



**Brenda Mullan**
*Chief Nursing Officer*
- Cleveland Clinic Health
- Trinity Health
- ProMedica



**Elizabeth Beautyman**
*Chief Medical Officer*
- Hello Health
- Mount Sinai Health



**George Simmons**
*CFO*
- Derby Management
- Launchpad Venture Group

# We're seeking a funding round of $2.5 million.

Our financing round will aid us in adding key tech, sales, and marketing hires to expedite development and nationwide expansion for our AI-powered care coordination network for seniors 65+.



Software Development $1.05M

Sales/Marketing $978k

General/Admin $297k

Other $100k

Intermediary Fees $75k

# Our seed round roadmap is poised for rapid traction and expansion.



## Acquisition Marketing

Build an effective lead generation machine in high-income geographies. The initial market entry point will be adult children in the New York City to Northern Virginia corridor.



## Sales Team Development

Recruit, onboard, and motivate an inside sales organization with previous healthcare experience that will educate adult decision-making children to subscribe to Lifeguard.



## Software Development

Lifeguard will develop a cloud-based platform that integrates patient monitoring with an individual nurse advocate and easy communications between seniors and family.



# Appendix.

**Appendix** | HOW IT WORKS

# Lifeguard presents: The Story of Sam.

---

**Appendix** | Before Lifeguard



## Sam **didn't feel in control** of his busy life, and it was getting hard to enjoy his favorite things.

As Sam aged, he became overwhelmed about his never-ending medical appointments, cost of prescriptions, healthcare decisions, and insurance paperwork.

He heavily valued his independence and wanted to stay in his own home, but that possibility started to seem stressful and expensive long-term.

# Sam's daughter Jean helped out as much as she was able, but it often <span style="color:red">wasn't enough</span>.

Jean brought Sam to important medical appointments and helped with cooking and paperwork. She often had no time for herself, between working full-time, caretaking for Sam, and raising her children.

Because Jean also didn't have the knowledge or expertise to navigate the complex healthcare system, she often struggled with the idea that Sam might not be getting the care he needed most.



# Sam looked into some of his choices, and <span style="color:red">worried about affordability</span> and his <span style="color:red">independence</span>.

| Home Health & Non-Medical Care | Continuing Care Retirement Community | Assisted Living & Memory Care |
|---|---|---|
|  |  |  |
| The national average for medical home care is $22 / hour with state averages ranging from $16 – $29 / hour. The national average for non-medical, in-home care is $21 / hour with state averages ranging from $16 – $28 / hour. | Entrance fees range from $80,000 – $750,000 and monthly maintenance fees from $1,300 to $5,400. | The national average amount paid is $4,000 / month, and different state averages range from $2,844 to $9,266. Patients requiring Alzheimer's or dementia care costs an additional 20 – 30%. |

Source: Paying For Senior Care



## On Sam and Jean's search for a solution, they discovered Lifeguard.

With Lifeguard, Sam would be able to stay in his own home. Sam also found Lifeguard to be more affordable than other popular independent living options.

Jean and Sam loved how Lifeguard offered a dedicated care professional that would coordinate preventative care, critical medical services and alerts, family updates, and even meal delivery.

## Sam decided it's time for a positive change, and signed up with Lifeguard.

With his new dedicated Head Lifeguard as a health and wellness advocate, Sam was able to become a true partner and decision-maker in his care plan.

Sam learned he would have access to his care team 24/7 through easy-to-use technology, all coordinated by his Head Lifeguard on duty.



"Welcome to your care network, Sam!
I'll handle all your care coordination for you."

**Kristen**
Pharmacist

**Aideen**
Physiotherapist

**Elizabeth**
Physician

**Alerts**

**Meal Delivery**

**David**
Family

**Jennifer**
Nutritionist

**Beth**
Social Worker

---

# Sam is confident and empowered by his new future.

With his Head Lifeguard on duty for all care coordination, plus meal deliveries and alerts, Sam has the free time to enjoy life on his own terms.

Sam and Jean are grateful to Lifeguard for making healthcare simple, proactive, and personal. Sam feels good about his years to come, knowing his Lifeguard team is always watching out.







Let's partner to
make care personal.



# Disclosures

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER, THE SECURITIES, AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. PLEASE REVIEW OUR RISK FACTORS IN OUR FORM C FOR MORE INFORMATION.

THE SECURITIES HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. THE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR AN EXEMPTION THEREFROM. THE SECURITIES ARE SUBJECT TO TRANSFER RESTRICTIONS, DRAG ALONG PROVISIONS, RIGHTS OF FIRST REFUSAL BENEFITING THE COMPANY (OR ITS ASSIGNEES) SET FORTH IN THE BYLAWS OF THE COMPANY AND ARE SUBJECT TO CONVERSION AND REDEMPTION PURSUANT TO THE CERTIFICATE OF INCORPORATION OF THE COMPANY.

POTENTIAL INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

THIS INFORMATION CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THE FORWARD-LOOKING STATEMENTS. NO ASSURANCE CAN BE GIVEN THAT THE COMPANY'S TARGET OF FUTURE PERFORMANCE WILL BE REALIZED.

*Video Transcript*

Nathanial Findlay:

I think that healthcare is, as a friend mentioned to me, it's a bunch of great people working with terrible systems. I like re-engineering the systems.

Nathanial Findlay:

I'm Nat Findlay, the CEO and Founder of Lifeguard Health. My background is that I'm a CPA and a lawyer, but I've spent the last 30 years building healthcare and fitness companies.

Nathanial Findlay:

The healthcare system is expensive, it's broken and it's extremely unfair. For seniors this could be really life threatening. Lack of patient knowledge, fragmented support, very, very extreme loneliness and preventive care on top of this, isn't even a priority.

Brenda Mullan:

I think many people believe that you enter the healthcare system, you enter the hospital to get well, you enter the healthcare system and all your providers have access to your information, your wishes, what your unique circumstances are, and they're communicating about you, and the reality is it's just not feasible.

Elizabeth Beautyman:

I've often talked with my colleagues and said, "I really wonder who's going to be able to take care of me when I get older?" because it doesn't really look good from where we're sitting now.

Nathanial Findlay:

In my care management business, as I would listen to the recorded calls of the nurse interacting with the patient, yes, they had diabetes or yes, they had congestive heart failure or yes, they had a serious issue that needed to be dealt with on a regular basis, but they had all these other issues. They had food security issues. They had financial issues. They had family issues. I started to think, "Wow, if our nurses could help these patients with all these other issues, but most importantly help the family, that could be a very valuable service." And so that is the seed, the spark that got me thinking to start Lifeguard.

Brenda Mullan:

Lifeguard's differences are that it is first and foremost, an RN-led team. What that means for the patient is they have access to the professionals that can best meet their needs at any given time; a need for care that's personalized, somebody that really knows their loved ones, knows their story, knows the unique nuances.

Nathanial Findlay:

This peace of mind is paid for through a subscription. We will dedicate one senior Lifeguard who will work with the family, but this senior Lifeguard is also employing other outsourced Lifeguards.

**Brenda Mullan:**

Someone who knows and understands the unique challenges, who is there to support the senior aging at home, who is an expert and is part of an expert team of professionals who can ensure that this individual is assessed appropriately, has an appropriate plan of care.

**Nathanial Findlay:**

My dad's medication was changed yesterday. The pharmacy was called; he got the right medication. He sprained his knee. There's a physiotherapist that's going to be called in and help rehabilitate the need. It goes on and on like that. It's just to have that trusted advisor who's going to be looking after my parents.

**Brenda Mullan:**

I do believe that this is going to change healthcare. It definitely will provide the aging children of the senior with peace of mind, knowing that someone is on the team who knows how to navigate the complex health system and who knows how to develop a plan of care that's going to make a difference for their family member.

**Brenda Mullan:**

The team that Nat has brought together is a group of professionals that understand the healthcare system, that have a lot of experience in vast areas of healthcare, and that are passionate about making a difference.

**Nathanial Findlay:**

We've really got the A team assembled to launch this organization. Brenda comes with years of experience, one of the head nurses at Cleveland Clinic. Dr. Beautyman and I have worked together for the last 15 years. We've built electronic medical records together. We've revolutionized telemedicine together. She's an amazing physician and we're just so very, very proud to have her on the team.

**Nathanial Findlay:**

Seniors have a growing need for access to their care network from home. Over the next four years, we project there'll be at least an 82% increase in at-home senior care spending, followed by a staggering 200% increase for online medical information and scheduling. The solution is our mission, to empower seniors to age on their own terms. We're seeking a funding round of 2.5 million. This initial funding will allow the company to hire key staff, management that will build the initial version of the technology, our artificial intelligence technology that will power our network and allow us to deploy our solution and network in key markets across the United States.

**Elizabeth Beautyman:**

I think it really is going to be extremely important for people to have this extra security as they get older, and they're going to have help that won't require them to rely or lean on their children.

**Brenda Mullan:**

I don't know of any other program in the industry that is focused on integrating care the way that Lifeguard is.

**Nathanial Findlay:**

Let's partner together to make care personal.